Exhibit 99.4

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

FRUTAROM LTD.

FRUTAROM TECH LTD.

and

ENZYMOTEC

October 28, 2017

TABLE OF CONTENTS

Page

Article I DEFINITIONS & INTERPRETATIONS		- 1 -
Section 1.1	Certain Definitions	- 1 -
Section 1.2	Additional Definitions	- 9 -
Section 1.3	Certain Interpretations	- 11 -

Article II THE MERGER		- 12 -
Section 2.1	The Merger	- 12 -
Section 2.2	The Closing	- 12 -
Section 2.3	Effective Time	- 13 -
Section 2.4	Effect of the Merger	- 13 -
Section 2.5	Articles of Association	- 13 -
Section 2.6	Directors and Officers	- 13 -
Section 2.7	Effects on Share Capital	- 13 -
Section 2.8	Payment Procedures	- 16 -
Section 2.9	No Further Ownership Rights in Company Shares	- 18 -
Section 2.10	Lost, Stolen or Destroyed Certificates	- 19 -
Section 2.11	No Interest	- 19 -
Section 2.12	Necessary Further Actions	- 19 -
Section 2.13	Withholding Tax	- 19 -

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		- 20 -
Section 3.1	Organization; Good Standing and Qualification	- 20 -
Section 3.2	Corporate Power; Enforceability	- 21 -
Section 3.3	Non-Contravention	- 21 -
Section 3.4	Required Governmental Approvals	- 21 -
Section 3.5	Company Capitalization	- 22 -
Section 3.6	Subsidiaries	- 23 -
Section 3.7	Company Reports; Financial Statements	- 23 -
Section 3.8	No Undisclosed Liabilities	- 24 -
Section 3.9	Absence of Certain Changes	- 24 -
Section 3.10	Material Contracts	- 24 -
Section 3.11	Real Property	- 26 -
Section 3.12	Personal Property	- 26 -
Section 3.13	Intellectual Property	- 26 -
Section 3.14	Tax Matters	- 28 -
Section 3.15	Employee Plans	- 29 -
Section 3.16	Labor Matters	- 30 -
Section 3.17	Compliance with Laws; Permits	- 30 -
Section 3.18	Environmental Matters	- 31 -
Section 3.19	Litigation	- 31 -
Section 3.20	Regulatory Matters	- 31 -
Section 3.21	Insurance	- 32 -
Section 3.22	Brokers	- 32 -
Section 3.23	Opinion of Financial Advisor	- 32 -
Section 3.24	Anti-Takeover Statutes	- 32 -
Section 3.25	Proxy Statement	- 32 -
Section 3.26	Transaction Expenses	- 32 -
Section 3.27	Product Liability	- 33 -

Section 3.28	Related Party Transactions	- 33 -
Section 3.29	No Other Representations or Warranties	- 33 -

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		- 34 -
Section 4.1	Organization; Good Standing and Qualification	- 34 -
Section 4.2	Corporate Power; Enforceability	- 34 -
Section 4.3	Non-Contravention	- 35 -
Section 4.4	Required Governmental Approvals	- 35 -
Section 4.5	Litigation	- 35 -
Section 4.6	Proxy Statement	- 35 -
Section 4.7	Ownership of Company Share Capital	- 35 -
Section 4.8	Brokers	- 36 -
Section 4.9	Operations of Merger Sub	- 36 -
Section 4.10	No Other Company Representations or Warranties	- 36 -
Section 4.11	Shareholder and Management Arrangements	- 36 -
Section 4.12	Funds	- 36 -

Article V COVENANTS OF THE COMPANY		- 37 -
Section 5.1	Interim Conduct of Business	- 37 -
Section 5.2	No Solicitation	- 39 -
Section 5.3	Company Board Recommendation	- 41 -
Section 5.4	Access	- 42 -
Section 5.5	Director Resignation	- 43 -
Section 5.6	Certain Litigation	- 43 -

Article VI COVENANTS OF PARENT AND MERGER SUB		- 44 -
Section 6.1	Directors’ and Officers’ Indemnification and Insurance	- 44 -
Section 6.2	Employee Matters	- 46 -
Section 6.3	Obligations of Merger Sub	- 47 -
Section 6.4	Employee Incentive Plan	- 47 -

Article VII ADDITIONAL COVENANTS OF ALL PARTIES		- 47 -
Section 7.1	Reasonable Best Efforts to Complete	- 47 -
Section 7.2	Regulatory Filings	- 48 -
Section 7.3	Company Shareholders Meeting	- 50 -
Section 7.4	Merger Proposal; Certificate of Merger	- 52 -
Section 7.5	Anti-Takeover Statute	- 53 -
Section 7.6	Public Statements and Disclosure	- 53 -
Section 7.7	Tax Rulings	- 54 -
Section 7.8	Notification of Certain Matters	- 55 -
Section 7.9	De-Listing of Company Shares	- 55 -

Article VIII . CONDITIONS TO THE MERGER		- 55 -
Section 8.1	Conditions	- 55 -
Section 8.2	Conditions to the Obligations of Parent and Merger Sub	- 56 -
Section 8.3	Conditions to the Company’s Obligations to Effect the Merger	- 56 -

Article IX TERMINATION, AMENDMENT AND WAIVER		- 57 -
Section 9.1	Termination	- 57 -
Section 9.2	Notice of Termination; Effect of Termination	- 58 -
Section 9.3	Fees and Expenses	- 59 -
Section 9.4	Amendment	- 60 -
Section 9.5	Extension; Waiver	- 60 -

Article X GENERAL PROVISIONS		- 61 -
Section 10.1	Survival of Representations, Warranties and Covenants	- 61 -
Section 10.2	Notices	- 61 -
Section 10.3	Assignment	- 62 -
Section 10.4	Entire Agreement	- 62 -
Section 10.5	Third Party Beneficiaries	- 62 -
Section 10.6	Severability	- 63 -
Section 10.7	Remedies	- 63 -
Section 10.8	Governing Law	- 63 -
Section 10.9	Consent to Jurisdiction	- 64 -
Section 10.10	Company Disclosure Letter References	- 64 -
Section 10.11	Counterparts	- 64 -

Exhibit A: Form of Letter Resignation and Undertaking

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 28, 2017, by and among Frutarom Ltd., a company organized under the laws of the State of Israel (“Parent”), Frutarom Tech Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and Enzymotec Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the respective meanings as defined herein or ascribed thereto in ARTICLE I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Merger; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby (such recommendation to the shareholders, the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved this Agreement, the Merger and the other transactions contemplated hereby, and the Board of Directors of Merger Sub has further determined (i) that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (ii) that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors as a result of the Merger; and (iii) to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

DEFINITIONS & INTERPRETATIONS

Section 1.1       Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Acceptable Confidentiality Agreement” shall mean an executed confidentiality agreement with the Company in writing that (a) is no less favorable to the Company in the aggregate than the Confidentiality Agreement and (b) does not prohibit the Company from providing any information to Parent in accordance with Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Agreement, including Section 5.3.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) proposing or offering an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition, including through any tender offer or exchange offer, by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty-five percent (25%) of the outstanding Company Shares; (ii) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company and/or any of its Subsidiaries that, if consummated in accordance with its terms, would result in either (A) any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning, directly or indirectly, more than twenty-five percent (25%) of the outstanding Company Shares or more than twenty-five percent (25%) of the voting equity interests in the surviving or resulting entity of such transaction or (B) holders of the outstanding Company Shares immediately prior to such transaction owning less than seventy-five percent (75%) of the outstanding equity securities of the surviving or resulting entity of such transaction immediately thereafter; or (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the Subsidiaries of the Company, of assets or properties that constitute more than twenty-five percent (25%) of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof as reasonably determined in good faith by the Company Board).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments on or lessening of competition or the creation or strengthening of a dominant position through mergers or acquisitions, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York or Israel are authorized or required by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date as included in the Company Reports publicly available prior to the date of this Agreement.

“Company Balance Sheet Date” shall mean June 30, 2017.

“Company Board” shall mean the Board of Directors of the Company.

“Company Material Adverse Effect” shall mean any change, effect, event, fact, condition, occurrence or development (each a “Change”, and collectively, “Changes”) that, individually or in the aggregate, has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute, or shall be taken into account in determining whether there is, a “Company Material Adverse Effect”:

(i)       general economic or business conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world, or conditions in the global economy generally;

(ii)       conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (A) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations) and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;

(iii)       conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)       political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;

(v)       changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in U.S. GAAP or other accounting standards (or the authoritative interpretation thereof);

(vi)       any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;

(vii)       the public announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of Parent, and/or any public communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of the Company or any of its Subsidiaries, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees or business partners (provided that this clause (vii) shall not apply to any of the representations or warranties contained in Sections 3.3 and 3.4 below to the extent such representations or warranties address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby);

(viii)       any action by Parent or Merger Sub in breach of this Agreement;

(ix)       any action by the Company or any of its Subsidiaries expressly required pursuant to the terms of this Agreement (other than pursuant to Section 5.1(a)) or taken at the written request of, or with the written consent of, Parent or any of its Subsidiaries;

(x)       changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, or any failure by the Company to meet any analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such cause is otherwise excepted by this definition);

(xi)       any Legal Proceedings brought or threatened by any of the current or former Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby, including the Merger; and

(xii)       the matters set forth in Section 1.1(a) of the Company Disclosure Letter;

except if any Changes described in clauses (i), (ii), (iii), (iv), (v) and/or (vi) above disproportionately affect, directly or indirectly, the Company or its Subsidiaries as compared to other companies operating in the same industries in which the Company or its Subsidiaries operate, in which case only the extent of such disproportionate effects (if any) shall be taken into account when determining a “Company Material Adverse Effect”.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Share Plans.

“Company RSUs” shall mean each award of restricted stock units outstanding under any of the Company Share Plans.

“Company Share Plans” shall mean the Company’s Employee Share Option Plan (1999), 2003 Israeli Share Option Plan and 2013 Omnibus Equity Incentive Plan, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company Warrant” shall mean the outstanding warrant, dated as of August 30, 2017, to purchase 200,000 Company Shares, a duly executed form of which was provided to Parent prior to the date hereof.

“Confidentiality Agreement” shall mean the Confidentiality Agreement entered into by Parent and the Company and dated October 16, 2017.

“Contract” shall mean any written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Employee Plan” shall mean each employee benefit plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, pension arrangement, provident fund (Keren Hishtalmut), termination pay, deferred compensation, performance awards, stock or stock-related awards, options, fringe benefits or other benefits or remuneration maintained by the Company or its Subsidiaries or to which the Company or its Subsidiaries contributes or could otherwise reasonably be expected to have any liability, in each case, as of the date hereof, for the benefit of current or former employees, in each case, excluding plans or other arrangements sponsored in whole or in part by any Governmental Authority.

“Environmental Law” shall mean any applicable Law relating to the protection of the environment, natural resources or human health or safety (as human health or safety relates to the exposure to Hazardous Substances), or to the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“FDA” means the U.S. Food and Drug Administration.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, supranational and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status or other benefit from any Governmental Authority granted to, provided or made available to, or enjoyed by the Company, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation.

“Hazardous Substance” shall mean any and all substances, materials or wastes defined or regulated as “hazardous”, “toxic waste”, a “pollutant”, or a “contaminant” under any applicable Environmental Law, including petroleum, petroleum products, polychlorinated biphenyls, asbestos and asbestos containing materials and radioactive materials.

“Health Authority” shall mean the Governmental Authorities which administer Health Laws including the FDA, Drug Enforcement Agency, the Ministry of Environmental Protection, the Israeli Ministry of Health and the Israeli Ministry of Agriculture and Rural Development and other equivalent agencies or authorities.

“Health Law” shall mean any applicable Law of any Governmental Authority (including multi-country organizations) pertaining to the safety, efficacy, quality, pricing and reimbursement of medicinal and pharmaceutical products, including applicable Laws relating to good laboratory or clinical practices, investigational use, research, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be recorded as capital leases in accordance with U.S. GAAP, (f) all reimbursement, payment or similar obligations, contingent or otherwise, in each case under acceptance, letter of credit or similar facilities to the extent drawn upon by the counterparty thereto, and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (f) above any accrued and unpaid interest or penalties thereon, but in each case, excluding any intercompany arrangements between such Person and its wholly-owned Subsidiaries.

“Intellectual Property Rights” shall mean all: (i) trademarks and service marks, including all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patent applications; (iii) trade secrets; (iv) Internet domain names; (v) registered and unregistered copyrights, and applications for registration thereof; and (vi) any similar intellectual property or proprietary rights.

“Intervening Event” shall mean a material Change with respect to the Company or any of its Subsidiaries first occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which was not known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement; provided, however, that in no event shall the following Changes constitute an Intervening Event: (a) the receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or consequence thereof or (b) the fact that the Company or any of its Subsidiaries meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“Knowledge” of the Company, with respect to any matter in question, shall mean (a) the actual knowledge of the Company’s Chief Executive Officer and/or Chief Financial Officer after reasonable inquiry of any other employee having primary responsibility for the relevant matter and (b) solely with respect to their respective areas of primary responsibility, the actual knowledge of the individuals listed in Section 1.1(b) of the Disclosure Letter. For the avoidance of doubt, with respect to matters involving Intellectual Property Rights, “Knowledge” does not require the Company (or any of its directors, officers, or employees) to have conducted, or obtained, or to conduct or obtain, any freedom-to-operate inquiries, searches, or opinions or similar inquiries, searches, or opinions or any patent, trademark or other Intellectual Property Rights clearance or availability searches, and no knowledge of any third-party patent, trademark or other Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches (and is not otherwise known) to the extent that they are not conducted or obtained will be imputed to the Company or any of its directors, officers, or employees.

“Law” shall mean any and all applicable federal, state, local, municipal, supranational, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding, brought by or pending before any Governmental Authority or arbitrator.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with U.S. GAAP).

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by another Person and licensed or sublicensed to the Company or its Subsidiaries or for which the Company or its Subsidiaries has obtained a covenant not to be sued.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance, option, right of first refusal or preemptive right.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“OCS” shall mean the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research, Development and Innovation Law, 5744-1984, which shall be submitted by the Company at any time following the date hereof but not later than the Closing.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries.

“Parent Material Adverse Effect” shall mean any Change that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Nominees” shall mean Amos Anatot, Alon Shmuel Granot and Ari Rosenthal who are nominees designated by Parent to be included in the Proxy Statement as the Company’s nominees for directors at the Company Shareholders Meeting, each of which has provided on or prior to the date hereof (i) a duly completed Israeli law certification and directors and officers questionnaire in the forms previously provided by the Company to Parent as well as a professional CV, and (ii) an irrevocable letter of resignation and undertaking substantially in the form of Exhibit A attached hereto, pursuant to which such person (A) resigns from the Company’s Board effective automatically upon the occurrence of both (I) the beneficial ownership of Parent and its Subsidiaries in the Company Shares falling below 10% of the then-outstanding Company Shares (disregarding, for the purpose of such calculation, dilution resulting from issuances of Company Shares after the date hereof) and (II) the written request of the Company Board (excluding the Parent Nominees or their successors or alternates) and (B) agrees not to participate in the applicable parts of any meeting of the Company’s Board or any committee thereof at which the Merger and the other transactions contemplated by this Agreement are or are to be discussed (provided that such Parent Nominee shall be permitted to attend parts of the meeting at which other matters are or are to be discussed) pursuant to and to the extent required by, and recuse himself in accordance with, Section 7.3(b) and to acknowledge that such Parent Nominee shall not request any materials to the extent pertaining to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

“Paying Agent” shall mean American Stock Transfer & Trust Company, LLC or such other paying agent agreed between the parties prior to the Closing.

“Permitted Liens” shall mean (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation for which adequate accruals have been established in accordance with U.S. GAAP, (ii) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with U.S. GAAP, (iii) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights, in each case that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (iv) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice with respect to obligations which are not delinquent or are being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with U.S. GAAP, (v) Liens (other than Liens securing Indebtedness), defects or irregularities in title, easements, rights-of-way, covenants, permits, restrictive covenants, encroachments, restrictions or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities and other similar matters that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (vi) Liens disclosed in Section 1.1(c) of the Company Disclosure Letter, (vii) interests of any lessor or lessee (in their ordinary course capacities as such) in any real properties and interests in real properties leased or operated by the Company or any of its Subsidiaries, (viii) transfer restrictions on any securities of the Company imposed by applicable Law, (ix) in the case of any Contract entered into by the Company and/or its Subsidiaries, Liens that are restrictions on the transfer or assignment thereof that are included in the terms such Contracts, (x) Liens that are specifically reflected in the most recent balance sheet filed with the SEC by the Company prior to the date of this Agreement and (xi) any other Liens or imperfections in title which, individually or in the aggregate, would not reasonably be expected to materially impair or interfere with the use of the property encumbered thereby as currently used and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933.

“Subsidiary” or “Subsidiaries” of any Person shall mean any other Person (a) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing more than fifty percent (50%) of the voting power of all outstanding stock or ownership interests of such second Person, (b) of which at least a sufficient amount of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by the first Person and/or by one or more of its Subsidiaries or (c) of which such first Person is a general partner or managing member. The parties agree to the matters set forth in Section 1.1(d) of the Disclosure Letter.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal received after the date of this Agreement which the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, considering such factors as the Company Board considers to be appropriate (including the various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such proposal), is on terms that, if consummated, are more favorable from a financial point of view to the Company Shareholders than the Merger; provided, however¸ that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Transaction” shall have the meaning assigned to such term herein, except that the references to “twenty-five percent (25%)” and “seventy-five percent (75%)” in such definition shall be deemed to be references to “fifty percent (50%)”.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean all Israeli, U.S. federal, state, local and foreign taxes, charges, fees, imposts, levies or other assessments which are imposed by a Taxing Authority, including all income, franchise, gross receipts, capital, capital stock, ad valorem, social security, social insurance, severance, stamp, occupation, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, fees, charges or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means the United States Internal Revenue Service, the ITA or any other Governmental Authority (whether state, local or non-U.S.) responsible for the administration of any Tax.

“U.S. GAAP” shall mean Generally Accepted Accounting Principles in the United States.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder, 102 Trustee, holders of Company Option holders, holders of Company RSUs and the Paying Agent pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For purposes hereof, the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, provided they include such instructions, and further provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

Section 1.2       Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Alternative Transaction Agreement	Section 5.3(a)
Agreement	Preamble
Approval	Section 3.4
Capitalization Date	Section 3.5(a)
Cash Award	Section 2.7(c)(ii)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.2
Closing	Section 2.2
Closing Date	Section 2.2
Closing Option Consideration	Section 2.7(c)(i)
Closing RSUs Consideration	Section 2.7(c)(i)
Closing Warrant Consideration	Section 2.7(c)(i)
Code	Section 2.13(a)

Term	Section Reference
Collective Bargaining Agreement	Section 3.16(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)
Company 102 RSUs	Section 2.8(d)(i)
Company 102 Securities	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Recitals
Company Board Recommendation Change	Section 5.3(a)
Company Cure Period	Section 9.1(e)
Company Disclosure Letter	Article III
Company Nominee	Section 7.3(a)
Company Reports	Section 3.7(a)
Company Securities	Section 3.5(b)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Company Shares	Section 2.7(a)(i)
Company Subsidiaries	Section 3.6(a)
Continuing Employees	Section 6.2(a)
control	Section 1.1
controlled by	Section 1.1
under common control with	Section 1.1
D&O Insurance	Section 6.1(c)
Divestiture	Section 7.2(d)(i)
Effective Time	Section 2.3
Exchange Fund	Section 2.8(b)
Excluded Employee Plan	Section 6.2(b)
Financial Statements	Section 3.7(c)
ICL	Recitals
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.7(a)
Investments Law	Section 3.14(p)
ITA	Section 2.13(a)
Lease	Section 3.11(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.10(a)
Material Contracts	Section 3.10(a)
Maximum Annual Premium	Section 6.1(c)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Notification	Section 7.2(a)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
Options Tax Ruling	Section 7.7(a)
Outside Date	Section 9.1(c)
Parent	Preamble
Parent Cure Period	Section 9.1(g)
Parent Retention Plan	Section 6.4
Payor	Section 2.13(a)
Permits	Section 3.17(a)
Proxy Statement	Section 7.3(a)

Term	Section Reference
R&D Sponsor	Section 3.13(g)
Recommendation Change Notice	Section 5.3(b)
Restricted Actions	Section 7.3(b)
Rothschild	Section 3.22
Subsequent Option Consideration	Section 2.7(c)(ii)
Subsequent RSU Consideration	Section 2.7(c)(ii)
Surviving Company	Section 2.1
Tax Returns	Section 3.14(a)
Termination Fee	Section 9.3(b)
Transaction Expenses Amount	Section 3.26
Uncertificated Shares	Section 2.8(c)
VAT	Section 3.14(q)
Vesting Date	Section 2.7(c)(ii)
willful breach	Section 9.2
Withholding Drop Date	Section 2.13(b)
Withholding Tax Ruling	Section 7.7(b)

Section 1.3       Certain Interpretations.

(a)       Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)       Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)       Unless otherwise indicated, the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)       The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e)       Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(f)       Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g)       Unless otherwise indicated, terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(h)       Unless otherwise indicated, the terms “Dollars” and “$” mean U.S. dollars.

(i)       Unless otherwise indicated, the term “NIS” means Israeli New Shekels.

(j)       When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(k)       Unless otherwise indicated, references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 1.3(k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.

(l)       Unless otherwise indicated, references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(m)       Unless otherwise indicated, references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, in each case, through the date of this Agreement.

(n)       The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more covenants contained in ARTICLE V. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(o)       Documents or other information and materials shall be deemed to have been “made available” by the Company if the Company has delivered such documents by email to Parent or its counsel, in each case, at least one (1) Business Day prior to the execution and delivery of this Agreement by the parties hereto.

(p)       Each of the parties hereto acknowledges that it has assessed the risk, uncertainties and benefits of the Merger and this Agreement to which it is a party and the transactions contemplated hereby, and that it has been represented by counsel during the negotiation and execution thereof and, therefore, acknowledges and agrees that, for purposes of interpreting this Agreement, no such party has had any preference in the design of the provisions thereof (within the meaning of Section 25(b1) of the Contracts Law (General Part), 1973 (as amended)), and hereby expressly waives the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II

THE MERGER

Section 2.1       The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2       The Closing. Unless this Agreement shall have been terminated in accordance with ARTICLE IX, the closing of the Merger (the “Closing”) will occur at the offices of

Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in ARTICLE VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date, location or means as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3       Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.4       Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5       Articles of Association. At the Effective Time, the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

Section 2.6       Directors and Officers.

(a)       Directors. The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b)       Officers. At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

Section 2.7       Effects on Share Capital.

(a)       Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)       Conversion of Company Shares. Each Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive $11.90 (eleven U.S. Dollars and ninety cents) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld (subject to Section 2.13 and Section 7.7), upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii)       Parent-Owned Shares and Stock Held in Treasury. Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Share Plans, or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii)       Share Capital of Merger Sub. Each Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and non-assessable Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time, if any, shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)       Adjustment to the Merger Consideration. Without limiting the other provisions of this Agreement, including Section 5.1 hereof, the Merger Consideration shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c)       Treatment of Other Company Equity Securities.

(i)        At the Effective Time, each Company Option, Company Warrant and Company RSU that is outstanding and, if applicable, unexercised, immediately prior to the Effective Time, shall be canceled in exchange for the right to receive the following:

(A)       at Closing a lump sum cash payment (without interest and less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.7)) equal to:

(1)        with respect to the portion, if any, of each Company Option that is vested in accordance with its terms at or prior to Closing (the “Vested Option Portion”), the product of (x) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share subject to such Vested Option Portion and (y) the total number of shares underlying such Vested Option Portion (the “Closing Option Consideration”),

(2)       with respect to the Company Warrant, the product of (x) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share subject to such Company Warrant and (y) the total number of shares underlying such Company Warrant (the “Warrant Consideration”), and

(3)       with respect to the portion of each Company RSU that is vested in accordance with its terms at or prior to Closing (the “Vested RSU Portion”), the product of (x) the Merger Consideration and (y) the number of Company Shares subject to such Vested RSU Portion (the “Closing RSUs Consideration”), and

(B)       within ten (10) days following the applicable Vesting Date (as defined below) (or on such earlier date as Parent determines is required in order to avoid the imposition of penalties under Section 409A of the Code), a lump sum cash payment (without interest and less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.7)) equal to:

(1)       with respect to the portion of each Company Option that is unvested as of the Effective Time and that is scheduled to vest by its terms (as such terms are in effect on the date hereof) on a regular vesting date occurring after the Closing Date and on or before January 1, 2019 (or, in the case of a Company Option listed on Section 2.7(c) of the Company Disclosure Letter, on a regular vesting date or a “double trigger” vesting event, in either case occurring following the Closing Date, under, and solely to the extent required by, the terms of such Company Option as in effect on the date hereof) (any such date or event, an “Option Vesting Date” and each such portion, the “Unvested Option Portion”), and provided that the holder of such Unvested Option Portion is still employed by the Company, Parent or a subsidiary thereof on such Option Vesting Date, an amount in cash (without interest) equal to the product of (x) the excess, if any, of (I) the Merger Consideration over (II) the exercise price per Company Share subject to such Unvested Option Portion and (y) the total number of shares underlying such Unvested Option Portion that would have vested on such Option Vesting Date (as applicable, the “Subsequent Option Consideration”), and

(2)       with respect to the portion of each Company RSU that is unvested as of the Effective Time and that is scheduled to vest by its terms (as such terms are in effect on the date hereof) on a regular vesting date occurring after the Closing Date and on or before January 1, 2019 (or, in the case of a Company RSU listed on Section 2.7(c) of the Company Disclosure Letter, a regular vesting date or a “double trigger” vesting event, in either case occurring following the Closing Date, under, and solely to the extent required by, the terms of such Company RSU as in effect on the date hereof) (any such date or event, an “RSU Vesting Date” and together with an Option Vesting Date, a “Vesting Date”, and each such portion, the “Unvested RSU Portion”), and provided that the holder of such Unvested RSU Portion is still employed by the Company, Parent or a subsidiary thereof on such RSU Vesting Date, an amount in cash (without interest) equal to the product of (x) the Merger Consideration and (y) the total number of shares underlying such Unvested RSU Portion that would have vested on such Vesting Date (as applicable, the “Subsequent RSU Consideration”)

(ii)       Payments required by Section 2.7(c)(i) above with respect to Company 102 Securities shall be made directly to the 102 Trustee in accordance with Section 2.8(d)(i). Notwithstanding anything to the contrary in this Section 2.7(c), if the exercise price per Company Share subject to any Company Option or Company Warrant is equal to or greater than the Merger Consideration or if the performance-vesting condition applicable to a Company RSU has not been achieved prior to the Closing, such Company Option, Company Warrant or Company RSU, as applicable, shall be canceled at the Effective Time without payment of consideration. From and after the Effective Time, all Company Options, Company Warrants and Company RSUs shall no longer be outstanding and shall cease to exist, and each holder of a Company Option, Company Warrant or Company RSU shall cease to have any rights with respect thereto or arising therefrom, including, without limitation, with respect to any Company Option or Company RSU not listed on Section 2.7(c) of the Company Disclosure Letter, any rights to receive payment with respect to the portion of such award that would or may have vested after January 1, 2019, except the right to receive the Option Closing Consideration, the Warrant Consideration, the RSUs Closing Consideration, the Subsequent Option Consideration or the Subsequent RSU Consideration as applicable, payable hereunder.

(iii)       The amount of cash each holder of Company Options, Company Warrants or Company RSUs is entitled to receive at Closing or at each Vesting Date for the Company Options, Company Warrants or Company RSUs, as applicable, held by such holder pursuant to Section 2.7(c)(i) above shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all Company Options, Company Warrants and Company RSUs held by such holder and payable in connection with the Closing or at each Vesting Date, as the case may be.

(iv)       As of the Effective Time, each Company Share Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its Subsidiaries shall be canceled.

(v)       Prior to the Effective Time, the Company shall adopt resolutions and use commercially reasonable efforts to take other actions that are necessary under the Company Share Plans and/or award agreements, and shall provide the holders of Company Options and Company RSUs with notice of their rights with respect to any such Company Options or Company RSUs, as applicable, as provided herein, in each case to the extent required by the terms of the applicable Company Share Plan or award agreement in order to effectuate the provisions of this Section 2.7(c).

Section 2.8       Payment Procedures.

(a)       Paying Agent; Information Agent. Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall (i) enter into and deliver to the Company an agreement with the Paying Agent in a customary form reasonably satisfactory to the Company; and (ii) at the request of the Company, engage an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist, inter alia, in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in customary form reasonably satisfactory to the Company.

(b)       Exchange Fund. On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (excluding Company Shares issued upon previous exercise or settlement of Company 102 Securities (“Company 102 Shares”) in respect of which payment shall be transferred directly to the 102 Trustee) pursuant to the provisions of this ARTICLE II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this ARTICLE II (such cash amount being referred to herein as the “Exchange Fund”). Parent shall be responsible for all fees and expenses of the Paying Agent. The Exchange Fund, once deposited with the Paying Agent, shall, pending its disbursement to the holders of Company Shares, be held in trust for the benefit of holders of Company Shares and shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in short term obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America with maturities of no more than thirty (30) days. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to satisfy Parent’s obligations under this ARTICLE II.

(c)       Payment Procedures with respect to Company Shares. Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) and other than Company 102 Shares (A) a letter of transmittal in customary form reasonably satisfactory to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) or transfer of the Uncertificated Shares, as the case may be, to the Paying Agent) (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 7.7), the Code, or any applicable provision of state, local, Israeli or foreign Law, and/or (C) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this ARTICLE II (including customary provisions with respect to delivery of an “agent’s message” with respect to Uncertificated Shares). Upon surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Paying Agent, together with the Letter of Transmittal and the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.7), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent in the case of a book-entry transfer of Uncertificated Shares, together with the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.7), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. Parent shall cause the Paying Agent to accept such Certificates and transferred Uncertificated Shares upon compliance with the foregoing exchange procedures. Payments and deliveries to be made under this Section 2.8(c) shall be made in U.S. dollars by check or wire transfer of immediately available funds as promptly as practicable after receipt by the Paying Agent of such Certificates or Uncertificated Shares. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the 102 Trustee in accordance with Section 2.8(d).

(d)       Payment Procedures With Respect to Vested Option Portions, Vested RSU Portions and Company 102 Shares.

(i)       (A) Immediately after the Effective Time, Parent shall transfer (1) the aggregate Closing Option Consideration with respect to the Vested Option Portions subject to Section 102 of the Ordinance (the “Company 102 Options”), (2) the aggregate Closing RSUs Consideration with respect to the Vested RSU Portions granted under Section 102 of the Ordinance (the “Company 102 RSUs” and, together with the Company 102 Options, the “Company 102 Securities”), and (3) the aggregate Merger Consideration with respect to Company 102 Shares, to the 102 Trustee, on behalf of holders of Company 102 Options, Company 102 RSUs and Company 102 Shares, as the case may be, and (B) promptly following each Vesting Date, Parent shall transfer (1) the aggregate Subsequent Option Consideration payable as of such Vesting Date with respect to Unvested Option Portions that are Company 102 Options and (2) the aggregate Subsequent RSUs Consideration payable as of such Vesting Date with respect to Unvested RSU Portions that are Company 102 RSUs, to the 102 Trustee, on behalf of holders of such Company 102 Options and Company 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the Options Tax Ruling, if obtained ((A) and (B) together, the “102 Amounts”) or, if such transfer timing is not permitted by the Options Tax Ruling, if obtained, Parent shall transfer the 102 Amounts to the 102 Trustee immediately after the Effective Time. The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee to the beneficial holders of the Company 102 Securities and Company 102 Shares, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Options Tax Ruling, if obtained.

(ii)       Immediately after the Effective Time, Parent shall promptly deposit the aggregate Closing Option Consideration and Closing RSUs Consideration with respect to the Vested Option Portions and the Vested RSU Portions (other than Company 102 Securities) pursuant to Section 2.7 with the Company or, if applicable, its relevant engaging Subsidiary at one or more accounts designated by the Company prior to Closing for the benefit of the holders of the Vested Option Portions and the Vested RSU Portions (other than Company 102 Securities), which amounts shall be paid by the Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholdings, as promptly as practicable after the Effective Time.

(e)       Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f)       No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)       Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this ARTICLE II.

Section 2.9       No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be canceled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

Section 2.10       Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify Parent from and against any losses in connection therewith but without requirement to post a bond (such affidavit to be in a form attached to the Letter of Transmittal), and thereupon such holder shall be deemed for purposes hereof as if it held a Certificate at the Effective Time.

Section 2.11       No Interest. No interest shall accumulate on any amount payable in respect of any Company Shares, Company Warrants, Company Options or Company RSUs in connection with the Merger.

Section 2.12       Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Section 2.13       Withholding Tax.

(a)       Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986 (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, Company Warrants, Company Options or Company RSUs provides the Payor with a Valid Tax Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this ARTICLE II, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, the Warrant Consideration or the Closing Option Consideration, Closing RSUs Consideration, Subsequent Option Consideration or Subsequent RSUs Consideration, as applicable, payable to such holder of record of Company Shares, Company Warrant, Company Options or Company RSUs, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be paid over to the appropriate Governmental Authority prior to the last day on which such payment is required, and then such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent any Payor withholds any amounts with respect to Israeli Taxes, such Payor shall provide the affected Person, as soon as practicable (but no later than within fourteen (14) Business Days), with sufficient evidence regarding such withholding.

(b)       Notwithstanding the provisions of Section 2.13(a) above, and provided that the Company has presented a Valid Tax Certificate, exempting Parent from withholding Taxes upon payment of any consideration to the Paying Agent, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement. If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date) as determined by Parent and the Paying Agent.

(c)       With respect to non-Israeli resident holders of Company Options, Company Warrants, Company RSUs or Company Shares, who are or were engaged by any non-Israeli Subsidiary of the Company, and were granted such securities as awards in consideration solely for work or services performed outside of Israel, if such holders will provide a validly executed declaration in a form previously agreed by Parent and the Company regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel, such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the relevant Subsidiary’s payroll processing service or system.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the corresponding section or subject of the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in any form, report, schedule, statement or other document filed with, or furnished to, the SEC by the Company, in each case, after December 31, 2015 and prior to the date hereof and publicly available prior to the date hereof (excluding, in the case of clause (ii), any disclosures related to risk factors, any forward-looking disclosures or any other statements that are non-Company specific, non-factual, predictive or cautionary in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1       Organization; Good Standing and Qualification. The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement, the Company is qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

Section 3.2       Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the approval of the holders of a majority of the Company Shares voted (in person or by proxy) on such matter (excluding (i) any absentee votes and (ii) Company Shares held by Parent or deemed to be held by Parent pursuant to the ICL) at a meeting of the Company Shareholders duly called and held for such purpose (with respect to the Merger, such approval, the “Company Shareholder Approval”) and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity. No additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or, subject to obtaining the Company Shareholder Approval, the consummation of the Merger and the other transactions contemplated hereby. At a meeting duly called and held prior to the execution of this Agreement in compliance with the articles of association of the Company (“Charter Documents”) and applicable Laws, the Company Board has unanimously: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as a result of the Merger; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) made the Company Board Recommendation.

Section 3.3       Non-Contravention. The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, (a) subject to obtaining the Company Shareholder Approval, violate or conflict with any provision of the Charter Documents or equivalent documents of any of its Subsidiaries, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, and subject to obtaining the Company Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.4       Required Governmental Approvals. No consent, clearance, approval or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement and the performance by the Company or any of its Subsidiaries of its obligations hereunder, other than (a) the OCS Notice, (b) the filing of the Merger Proposal and Merger Notification with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the filings and other Approvals as may be required under the Exchange Act, (d) the filings and other Approvals as may be required under the rules and regulations of Nasdaq, (e) approval by the Israeli Investment Center, (f) approval of the Israeli Land Authority and (g) such other Approvals the failure of which to make or obtain have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

Section 3.5       Company Capitalization.

(a)       The registered (authorized) share capital of the Company consists of NIS 1,000,000 divided into 100,000,000 Company Shares, NIS 0.01 par value per share. At the close of business on October 25, 2017 (the “Capitalization Date”), (i) 23,428,099 Company Shares were issued and outstanding, and (ii) there were (A) outstanding Company Options to purchase 1,860,962 Company Shares with a weighted average exercise price of $8.22, (B) outstanding one (1) Company Warrant to purchase 200,000 Company Shares with an exercise price of $9.01 per underlying Company Share, (C) 679,133 outstanding Company RSUs and (D) 225,693 Company Shares reserved for future grants under the Company Share Plans. Except as set forth above in this Section 3.5(a), at the close of business on the Capitalization Date, no shares or other securities (convertible, exchangeable, exercisable or otherwise) of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)        Except as set forth in Section 3.5(a), there are (i) no outstanding shares of, or other equity or voting interest (including any voting debt) in, the Company, (ii) no outstanding securities of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of, or other equity or voting interest (including any voting debt) in, the Company, (iii) no outstanding options, warrants, rights or other Contracts to acquire from the Company or its Subsidiaries, or that obligates the Company or its Subsidiaries to issue, any shares of, or other equity or voting interest (including any voting debt) in, or any securities convertible into or exchangeable or exercisable for shares of, or other equity or voting interest (including any voting debt) in, the Company, or “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or voting securities (including any voting debt) of the Company, (iv) no obligations of the Company or its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable or exercisable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the share capital of the Company, Company Options, Company Warrants and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or its Subsidiaries to make any payments based on the price or value of any of the foregoing described in clauses (i)-(iv).

(c)       Section 3.5(c) of the Company Disclosure Letter sets forth a list, on a holder by holder basis, of each Company Warrant, Company Option and Company RSU outstanding as of the Capitalization Date, indicating (A) whether such Company Option or Company RSU is a Vested Option Portion or Vested RSU Portion, as applicable, (B) the applicable vesting schedule, (C) the applicable exercise price, in the case of a Company Option or Company Warrant, (D) the applicable expiration date, in the case of a Company Option or Company Warrant and (E) the Company Share Plan under which such Company Option or Company RSU was granted.

(d)       Except for the Charter Documents and for the Amended and Restated Investors’ Rights Agreement made as of September 22, 2013 by and among the Company and the Investors listed in Schedule A thereto, the Company is not a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, call or put options or rights of first refusal or other similar rights with respect to any Company Securities.

Section 3.6       Subsidiaries.

(a)       The Subsidiaries of the Company are as set forth in Section 3.6 of the Company Disclosure Letter (collectively, the “Company Subsidiaries”). All of the issued and outstanding capital stock of each of the Company Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and fully owned by the Company, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws). None of the Company Subsidiaries owns any securities or interests of the type described in the definition of Company Securities, mutatis mutandis.

(b)       The Company owns no share capital, membership interests, partnership interests, interests in any corporation or other entity (including partnership, limited liability company and other business association) or other equity interests in any Person (other than the Company Subsidiaries).

Section 3.7       Company Reports; Financial Statements.

(a)       Since December 31, 2014, the Company has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws (all such forms, reports and documents, including exhibits and schedules, filed or furnished since December 31, 2014, together with any amendments thereto, the “Company Reports”). As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), (i) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date such Company Report was filed or furnished, and (ii) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, as of the date hereof, no Company Report is the subject of ongoing review, comment or investigation by the SEC.

(b)       The Company has at all times since September 26, 2013 been, and as of the date hereof is, a “foreign private issuer” as such term is defined in the Exchange Act.

(c)       The consolidated annual financial statements of the Company and its Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended, and (ii) in each case were prepared in accordance with U.S. GAAP consistently applied during the periods and at the dates involved (except in the case of this clause (ii) as may be indicated therein or as otherwise permitted by the SEC with respect to unaudited interim financial statements). None of the Company’s Subsidiaries is subject to periodic reporting requirements of the Exchange Act.

(d)       The Company maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The

Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known by such individuals that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud known by such individuals, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2014 to the date hereof.

(e)       The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with U.S. GAAP.

Section 3.8       No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise), other than (a) Liabilities reflected or reserved in the Company Balance Sheet, (b) Liabilities incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (d) Liabilities arising under the terms of any Contract or permit binding upon the Company or any of its Subsidiaries that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9       Absence of Certain Changes.

(a)       Since December 31, 2016 through the date hereof, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Since the Company Balance Sheet Date through the date hereof (i) except for actions taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice, and (ii) none of the Company or any of its Subsidiaries has taken any action that would have required the consent of Parent under Sections 5.1(b)(i), (iv), (v), (viii), (x), (xi), (xii) or (xiv).

Section 3.10       Material Contracts.

(a)       For all purposes of and under this Agreement, a “Material Contract” of the Company or its Subsidiaries shall mean (all such Material Contracts which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties, rights or assets are bound, the “Material Contracts”):

(i)       any Contract listed or required to be listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2016;

(ii)       any Contract that requires payments from or to the Company or any of its Subsidiaries of more than $500,000 during the past twelve (12) month period or during the twelve (12) month period following the date hereof and is not cancelable by the Company or its Subsidiaries without any financial or other penalty upon notice of ninety (90) days or less;

(iii)       any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity (whether a corporation, limited liability company or any other entity type) or similar arrangement;

(iv)       any Contract (other than any Contract whose only parties are the Company and/or its Subsidiaries) relating to Indebtedness for borrowed money owing or guaranteed by the Company or its Subsidiaries, other than any Contract relating to Indebtedness with an outstanding principal amount of less than $250,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v)       any Contract under which the Company or its Subsidiaries has made any advance, loan, extension of credit or capital commitment to, or other investment in, any Person in excess of $250,000 (other than the Company or its Subsidiaries and except for any extensions of trade credits in the ordinary course of business consistent with past practice);

(vi)       any Contract (A) that contains a license in respect of Intellectual Property Rights where such license is material to the business of the Company or its Subsidiaries (except for (1) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap software, (2) non-exclusive licenses of Intellectual Property Rights incidental to the sale or purchase of products or services in the ordinary course of business consistent with past practice) or (B) for the development (by itself or through a third party) of any Intellectual Property Rights material to the current products of the Company or the manufacturing thereof;

(vii)       any Contract to which the Company is a party that contains any continuing covenant by, or restriction on, the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, in each case other than such Contracts that may be canceled without liability to the Company or any of its Subsidiaries without notice;

(viii)       any Contract providing for (x) Government Grants from the OCS or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations (i.e., Kitvei Ishur), or (y) material Government Grants from any other Governmental Authority;

(ix)       any Contract with any directors, executive officers (as such term is defined in the Exchange Act) or five-percent stockholders of the Company or any of its Affiliates or immediate family members;

(x)       any Contract providing for material “earn-outs” or other material contingent payments by the Company or any of its Subsidiaries other than those with respect to which there are no further obligations under such provisions;

(xi)       any Contract entered into after January 1, 2015, or has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business (or assets comprising all or part of a business) or capital stock or other equity interest of another Person;

(xii)       any Contract involving a grant to any Person of any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy any material assets, rights or properties of the Company; and

(xiii)       any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b)       Section 3.10(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) as of the date of this Agreement, and a true, accurate and complete copy of each such Material Contract has been provided to Parent prior to the date of this Agreement.

(c)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and enforceable against the Company and its Subsidiaries party thereto, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under any such Material Contract and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any term of any Material Contract.

Section 3.11       Real Property.

(a)       The Company does not own any real property.

(b)       Each of the Company and its Subsidiaries has valid leasehold interests in all of the real property leased or subleased to the Company or such Subsidiaries, as applicable (each, a “Lease”), free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease is valid and binding on the Company and its Subsidiaries party thereto and enforceable against the Company and its Subsidiaries party thereto, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Lease and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any material term of any Lease.

Section 3.12       Personal Property. The Company and its Subsidiaries are in possession of, and have good title to, or valid leasehold interests in or valid rights under contract to use, all of tangible personal properties and assets used by Company and its Subsidiaries in their respective businesses, free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13       Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)       (i) the Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and Licensed Intellectual Property Rights, free and clear of any Lien (other than Permitted Liens), (ii) the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries, provided, however, that this subsection (ii) shall not be deemed to constitute a representation of non-infringement, and (iii) there exist no restrictions on the disclosure, use, license or transfer of any Owned Intellectual Property Rights;

(b)       the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights are valid and subsisting;

(c)       the Company has taken commercially reasonable measures to protect the confidentiality of the material trade secrets that are owned by or exclusively licensed to the Company and any confidential information of any Person to whom the Company owes a confidentiality obligation;

(d)       neither the Company nor its Subsidiaries has received any written claim (i) challenging the use or ownership by the Company or its Subsidiaries of any Intellectual Property Rights or (ii) alleging an infringement or misappropriation by the Company or its Subsidiaries of the Intellectual Property Rights of any third party;

(e)       (i) to the Knowledge of the Company, no third party is infringing or misappropriating any of the Owned Intellectual Property Rights and (ii) neither the Company nor any of its Subsidiaries are infringing or misappropriating any Intellectual Property Rights owned by any third party;

(f)       all of the Company’s and its Subsidiaries’ employees, contractors and consultants who were or are engaged in the development or invention of any Owned Intellectual Property Rights have entered into written agreements with the Company or its Subsidiaries validly and irrevocably assigning to the Company or its Subsidiaries all rights, title and interests in and to such Owned Intellectual Property Rights (or all such rights, title and interests vested in the Company as a matter of law), and, with respect to employees, explicitly waiving all rights to receive royalties or compensation in connection therewith (including under Section 134 of the Israeli Patent Law, 1967) and waiving any applicable non-transferable rights, including moral rights;

(g)       (i) none of the Owned Intellectual Property Rights (or, to the Knowledge of the Company, the Licensed Intellectual Property Rights) were, directly or indirectly, in whole or in part: (A) developed by, or on behalf of, or using funding, grants, or subsidies or any resources of, any Governmental Authority or any entity owned or controlled by any Governmental Authority, or any university, college, hospital, military, educational institution, research center or any entity affiliated with such university, college, hospital, military, educational institution or research center, or other organization (“R&D Sponsor”), (B) developed utilizing any facilities of any R&D Sponsor, (C) developed by any employee, faculty, independent contractor or students of a R&D Sponsor, or (D) to the Knowledge of the Company, developed by any independent contractor who was concurrently working for or providing services to a R&D Sponsor and (ii) in the event that any such funds, grants, subsidies, facilities, employees, faculty, independent contractors, or students were used, such use will not preclude or restrict the sale, transfer, alienation and/or license of any such Owned Intellectual Property Rights free and clear of all Liens (other than Permitted Liens); and

(h)       Section 3.13(h) of the Company Disclosure Letter sets forth a list of all material registrations of or pending applications for registration of Owned Intellectual Property Rights registered to or filed by the Company or any of its Subsidiaries. To the Knowledge of the Company, all such material registrations of Licensed Intellectual Property Rights and Owned Intellectual Property Rights are valid, enforceable, and subsisting. All necessary registration, maintenance and renewal fees in connection with all such material registrations of Owned Intellectual Property Rights have been paid.

Section 3.14       Tax Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof:

(a)       the Company and its Subsidiaries (i) have properly completed and timely filed (taking into account any extensions of time in which to file) all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes (“Tax Returns”) required to be filed with any Taxing Authority by the Company and (ii) have paid, or adequately reserved (in accordance with U.S. GAAP) on the most recent financial statements contained in the Company Reports publicly available prior to the date of this Agreement for the payment of, all Taxes (whether or not shown on any Tax Return) required to be paid. All such Tax Returns were complete and accurate in all material respects and have been prepared in compliance with applicable Law. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company or its Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. The Company and its Subsidiaries are in compliance with, and their records contain all information and documents necessary to comply with, all applicable information reporting under all applicable Tax Laws;

(b)       no deficiencies for any Taxes have been asserted in writing or assessed in writing, or, to the Knowledge of the Company, proposed, against the Company or its Subsidiaries that are not subject to adequate reserves on the consolidated Financial Statements of the Company (in accordance with U.S. GAAP as adjusted in the ordinary course of business), nor has the Company or its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, and there are no Liens (other than Permitted Liens) on any of the assets of the Company for Taxes;

(c)       no audit of any Tax Return of the Company or its Subsidiaries is presently in progress, nor has the Company or its Subsidiaries been notified in writing of any request for such an audit;

(d)       no action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened in writing against the Company or its Subsidiaries with respect to Taxes for which the Company may be liable;

(e)       there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries;

(f)       neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated or unitary group for purposes of filing Tax Returns (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any person (other than the Company and any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Tax law), as a transferee or successor, by contract, or otherwise;

(g)       neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries);

(h)       no unresolved claim has been made by a Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not pay Taxes or file Tax Returns asserting that the Company or its Subsidiaries is or may be subject to Taxes assessed by such jurisdiction;

(i)       there are no Tax rulings, outstanding requests for rulings (including any “taxation decision” (Hachlatat Misui) from the ITA) to which the Company or its Subsidiaries is party;

(j)       the Company and its Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of any Government Grants under which material benefits are expected to be obtained and have duly fulfilled in all material respects all the undertakings relating thereto;

(k)       the Company and its Subsidiaries are not subject to any restrictions or limitations pursuant to Part E2 of the Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2;

(l)       each of the Company Share Plans has received a favorable determination or approval letter from, or is otherwise approved by, the ITA in accordance with Section 102(b)(2) of the Ordinance and all Company Options and Company RSUs purported to be granted and Company Shares purported to be issued under Section 102(b)(2) and Section 102(b)(3) of the Ordinance were and are in compliance with the applicable requirements of Section 102(b)(2) and Section 102(b)(3) of the Ordinance (and any written requirements, regulations and rules promulgated thereunder);

(m)       the Company and its Subsidiaries have complied in all respects with all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws;

(n)       the Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder. The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance. The Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance;

(o)       the Company and its Subsidiaries are in compliance with the terms, conditions and requirements of the Law for the Encouragement of Capital Investment, 5719-1959 (the “Investments Law”) and of the Approval Confirmations (kitvei ishur), to the extent applicable, issued to the Company and its Subsidiaries pursuant thereto; and

(p)        the Company and its Israeli Subsidiaries are duly registered for the purposes of Israeli Value Added Tax (“VAT”) and have complied with all requirements concerning VAT and have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Knowledge of the Company, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by any of them.

Section 3.15       Employee Plans.

(a)       Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Plan.

(b)       Each Employee Plan has been maintained, operated and administered in compliance with its terms and with applicable Law, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       Neither the execution or delivery by the Company of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or the Company Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(d)       Neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for (i) any postemployment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or other applicable Law, or (ii) final average pay or other defined benefit pension benefits.

(e)       There has been no change to the compensation, benefits or other employment terms and conditions of any employee of the Company or any of its Subsidiaries since August 24, 2017 other than in the ordinary course of business consistent with past practice.

(f)       The Company’s or its applicable Subsidiaries’ obligations to provide severance pay to its Israeli employees and vacation and any contributions to pension arrangements and provident funds have been fully funded, or if not required under any applicable Law or Contract to be fully funded, are accrued on the Company’s financial statements (including with regard to any period of employment with a previous employer in the case of employees who transferred to the employment of the Company with continuity of entitlements), in each case, other than immaterial amounts.

Section 3.16       Labor Matters.

(a)       The Company is not a party, nor subject to, to any collective bargaining agreement, labor union contract, or trade union agreement with any labor organization or similar body representing employees of the Company (each, a “Collective Bargaining Agreement”) or any extension order, except for Collective Bargaining Agreements applicable to all employees in Israel.

(b)       No Collective Bargaining Agreement is being negotiated by the Company, and to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company.

(c)       There is not, and since January 1, 2016 there has not been, any strike, lockout, slowdown, or work stoppage against the Company pending or, to the Knowledge of the Company, threatened.

(d)       Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is in material compliance with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, discrimination in employment and employee health and safety, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951).

(e)       Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company (i) has withheld all amounts required by applicable Law or Contract to be withheld from the wages, salaries, and other payments to employees, and (ii) is not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

Section 3.17       Compliance with Laws; Permits.

(a)       The Company and its Subsidiaries are in, and have since December 31, 2014 been in, compliance (i) in all material respects with all Laws and Orders applicable to the Company or its Subsidiaries (including the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, Sections 291 and 291A of the Israeli Penal Law, 1977,

or any other applicable Law related to anti-corruption or anti-bribery), and (ii) with all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), in the case of this clause (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits is pending or, to the Knowledge of the Company, threatened, except for such non-possession, noncompliance, suspensions or cancellations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       The Company and its Subsidiaries have all Permits necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, except for such failure to have such Permits that has had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18       Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all, and have no Liabilities under any, applicable Environmental Laws, (ii) neither the Company nor any of its Subsidiaries has released any Hazardous Substance into the environment at any property that any of them owned, leased or currently leases in violation of any applicable Environmental Law or in a manner which has given rise to any investigatory, corrective or remedial obligations pursuant to applicable Environmental Laws, and (iii) neither the Company nor any of its Subsidiaries has received written notice of any pending Legal Proceedings or investigations alleging noncompliance on the part of the Company or any of its Subsidiaries with, or Liability of the Company or any of its Subsidiaries under, any applicable Environmental Law.

Section 3.19       Litigation. Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not, as of the date hereof, reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement, (i) there is no Legal Proceeding, or to the Knowledge of the Company, any investigations, pending against or, to the Knowledge of the Company, threatened against, the Company, its Subsidiaries or any of the properties of the Company or its Subsidiaries, or any present or former director or officer of the Company or its Subsidiaries in such Person’s capacity as a director or officer of the Company or its Subsidiaries and (ii) there is no Order, whether civil, criminal or administrative, outstanding by which the Company or its Subsidiaries are bound.

Section 3.20       Regulatory Matters. The Company and its Subsidiaries have filed with the applicable regulatory authorities (including Health Authorities) all required filings, declarations, listings, registrations, reports or submissions, except for those filings, the failure to make which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in compliance with applicable Laws when filed, and no deficiencies have been asserted in writing by any applicable Governmental Authority to the Company or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except for such noncompliance or deficiencies that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened, investigations, suits, claims, actions or proceedings against the Company or any of its Subsidiaries alleging any violation of, relating to or arising under the Health Laws, and neither the Company nor any of its Subsidiaries has received any written notices or other correspondence from a Health Authority alleging any violation of Health Laws.

Section 3.21       Insurance. Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all policies of insurance maintained by the Company or its Subsidiaries are in full force and effect, (ii) no written notice of cancellation has been received by the Company or its Subsidiaries with respect to such policies (other than in connection with ordinary renewals), and (iii) to the Knowledge of the Company, there is no existing default or event which, with the giving of notice or lapse of time or both, would reasonably constitute a default, by any insured thereunder.

Section 3.22       Brokers. Except for Rothschild Inc. and RCF (Israel) BV (collectively, “Rothschild”), there is no investment banker, broker or finder who is entitled to any brokerage, finder’s or other fee or commission payable by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.23       Opinion of Financial Advisor. The Company Board has received the opinion of Rothschild, financial advisor to the Company Board, to the effect that, as of the date of such opinion, and subject to and based upon the various qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than Parent and its Affiliates). It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub, but the Company shall provide such opinion to Parent for information purposes promptly after the date hereof.

Section 3.24       Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.25       Proxy Statement. None of the information contained or incorporated by reference in the Proxy Statement will, on the date it is first mailed to the Company Shareholders, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading when taken into account with any subsequent modifying, amending and/or supplementing information furnished by the Company to the Company Shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections) at least ten (10) Business Days prior to the date of the Company Shareholders Meeting. On the date it is first mailed to the Company Shareholders and on the date filed with the SEC, the Proxy Statement shall comply as to form in all material respects with the requirements of the ICL and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company as to the accuracy of any information supplied by Parent or Merger Sub or any of their Subsidiaries, directors, officers, employees, agents or other representatives specifically for inclusion or incorporation by reference in any such document.

Section 3.26       Transaction Expenses. The Transaction Expenses Amount does not exceed the amount set forth in Section 3.26 of the Company Disclosure Letter. “Transaction Expenses Amount” means the aggregate amount of any and all costs, fees and expenses incurred by or on behalf of, or paid or to be paid by, the Company or any of its Subsidiaries or any Person that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the negotiation, preparation, documentation or execution of this Agreement or the performance or consummation of the transactions contemplated hereby, including (a) all costs, fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts or similar Persons in connection with the transactions contemplated hereby, whether or not such costs, fees and expenses have been assessed or billed prior to the Closing; (b) all brokers’, investment banking, finders’ or similar fees in connection with the transactions contemplated hereby (including all fees payable to Rothschild); (c) the amount of any change of control, severance, retention, or transaction bonus to be paid to any current or former director, manager, officer, employee, agent, consultant, contractor, advisor or other representative of the Company or any of its Subsidiaries which is contingent upon, or is triggered or accelerated by reason of or as a result of, the execution of this Agreement or the consummation of the transactions contemplated hereby; and (d) any Taxes payable or borne by the Company or any of its Subsidiaries with respect to any of the foregoing.

Section 3.27       Product Liability. Except as has not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company has no liabilities arising out of a product it designed, formulated, manufactured or sold being materially defective or not in conformity in all material respects with the applicable product specification, applicable express or implied warranties or applicable law, (b) since January 1, 2015, the products designed, developed, manufactured or sold by the Company or any of its Subsidiaries have not been the subject of any recall or other similar action, and (c) there are no pending or, to the Knowledge of the Company, threatened market recalls in respect of any such products.

Section 3.28       Related Party Transactions. Except for employment-related Contracts or Employee Plans, as of the date hereof there are no Contracts, and since December 31, 2016, there have not been any Contracts, arrangements or transactions, between or among the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present executive officer or director of the Company or any of its Subsidiaries, (b) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than one percent (1%) of the Company Shares or (c) to the Knowledge of the Company, any affiliate of any of the foregoing Persons.

Section 3.29       No Other Representations or Warranties.

(a)       Except for the representations and warranties contained in this ARTICLE III or in any closing certificate delivered by the Company, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided by or on behalf of the Company or its Subsidiaries. Without limiting the foregoing, neither the Company nor any other Person on behalf of the Company will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Subsidiaries resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Subsidiaries’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE III.

(b)       Except for the representations and warranties expressly set forth in ARTICLE IV or in any closing certificate delivered by Parent or Merger Sub, the Company hereby acknowledges and agrees that (a) none of Parent, its Subsidiaries, its Representatives or any other Person on behalf of Parent or Merger Sub has made or is making any other express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Representatives, whether prior to or after the date hereof, and (b) none of Parent, its Subsidiaries, its Representatives or any other Person on behalf of Parent or Merger Sub will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to the Company, its Subsidiaries or its Representatives resulting from the delivery, dissemination or any other distribution to Company or its Subsidiaries or its Representatives, or the use by the Company or its Subsidiaries or Representatives of any such information provided or made available to any of them by Parent, its Subsidiaries or its Representatives, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or any of its Subsidiaries, directors, officers, employees, agents, representatives or advisors in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1       Organization; Good Standing and Qualification. Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent or a wholly owned Subsidiary of Parent.

Section 4.2       Corporate Power; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and, subject to the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity. The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors as a result of the Merger, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). No vote of the holders of any of the issued and outstanding shares of capital stock of Parent is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement. The adoption of this Agreement by Parent as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

Section 4.3       Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.3 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4       Required Governmental Approvals. No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Subsidiaries in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the filing of the Merger Proposal and Merger Notification with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (b) the filings and other Approvals as may be required under the Exchange Act or any other similar Law, (c) the filings and other Approvals as may be required under the rules and regulations of the London Stock Exchange or the Tel Aviv Stock Exchange, and (d) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5       Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (i) there is no Legal Proceeding or, to the Knowledge of Parent, any investigation, pending against or, to the knowledge of Parent, threatened against Parent or any Subsidiary thereof, and (ii) there is no Order, whether civil, criminal or administrative, outstanding against Parent or any Subsidiary thereof.

Section 4.6       Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date first mailed to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, when taken into account with any subsequent modifying, amending and/or supplementing information furnished by Parent or Merger Sub (including via broad, general public dissemination with respect to typographical errors or similar corrections).

Section 4.7       Ownership of Company Share Capital. Except for Company Shares held by Parent or its Subsidiaries and disclosed publicly in filings with the SEC, neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiary) except pursuant to this Agreement. Except as stated in the preceding sentence, to the knowledge of Parent, none of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns (beneficially or otherwise) any Company Shares.

Section 4.8       Brokers. There is no investment banker, broker or finder that has been retained by or on behalf of Parent or Merger Sub who is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement (except for persons whose fees or commissions shall be paid by Parent or Merger Sub or any of their respective Subsidiaries).

Section 4.9       Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement and other immaterial Liabilities incident to its formation or the transactions contemplated hereby.

Section 4.10       No Other Company Representations or Warranties. Except for the representations and warranties expressly set forth in ARTICLE III or in any closing certificate delivered by the Company, Parent and Merger Sub hereby acknowledge and agree that (a) none of the Company, its Subsidiaries, their respective Representatives or any other Person on behalf of the Company has made or is making any other express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives, whether prior to or after the date hereof, and (b) none of the Company, its Subsidiaries, their respective Representatives or any other Person on behalf of the Company will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub, any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub, or any of their respective Representatives, or the use by Parent, Merger Sub, or any of their respective Representatives of any such information provided or made available to any of them by the Company, its Subsidiaries or their respective Representatives, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Subsidiaries, directors, officers, employees, agents, representatives or advisors in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

Section 4.11       Shareholder and Management Arrangements. Except for that certain Tender and Support Agreement, dated as of August 23, 2017, by and between Parent and Paulson & Co. Inc., as of the date hereof, there are no Contracts (whether oral or written) between Parent, Merger Sub or any of their respective Subsidiaries, on the one hand, and any Company Shareholder (in such capacity) or any member of the Company’s management or the Company Board (in each case, in such capacity), on the other hand, (i) relating to the Company or its Subsidiaries or the transactions contemplated by this Agreement or (ii) pursuant to which any Company Shareholder (in such capacity) would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Company Shareholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.12       Funds. Parent and its Subsidiaries will have as of the Closing Date sufficient cash or other sources of immediately available funds to enable Parent to pay all amounts to be paid by Parent in connection with the Closing and to pay all related fees and expenses and to perform the obligations of Parent and Merger Sub required to be performed in connection with the Closing under this Agreement. Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions.

Article V

COVENANTS OF THE COMPANY

Section 5.1       Interim Conduct of Business.

(a)       Except (i) as expressly required by this Agreement, (ii) required by applicable Law (including any requirement of the SEC), (iii) as set forth in Section 5.1(a) of the Company Disclosure Letter or (iv) as approved in writing in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, each of the Company and its Subsidiaries shall carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects and, to the extent consistent with past practice, shall use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of the Company and its Subsidiaries with Persons with whom the Company or its Subsidiaries has significant business relations in all material respects and keep available the services of the present key employees in all material respects.

(b)       Without derogating from the foregoing, except (i) as expressly required by this Agreement, (ii) required by applicable Law (including any requirement of the SEC), (iii) as set forth in Section 5.1(b) of the Company Disclosure Letter, or (iv) as approved in writing in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following, in each case directly or indirectly:

(i)       amend the Charter Documents or any other governing or organizational documents of the Company or of any of the Subsidiaries of the Company, or enter into any agreement with respect to voting or registration of its capital stock or other equity interests;

(ii)       issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any securities of its Subsidiaries, except for the issuance and sale of Company Shares pursuant to Company Options and Company RSUs outstanding on the date hereof upon the exercise or settlement thereof, as applicable, in accordance with their terms as in effect on the date hereof;

(iii)       directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or any securities of its Subsidiaries, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options and Company RSUs in accordance with the terms of such Company Options and Company RSUs as of the date hereof;

(iv)       (A) split, combine, subdivide or reclassify any share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by the Company’s wholly owned Subsidiaries to the Company;

(v)       completely or partially liquidate the Company or any of its Subsidiaries or adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization with respect to the Company or any of its Subsidiaries, or merge or consolidate with any Person;

(vi)       (A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities, except for (1) Indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed $250,000, and (2) loans, advances or guarantees between the Company and its wholly-owned Subsidiaries, (B) make any loans, advances or capital contributions to or investments in any other Person (other than to the Company’s wholly-owned Subsidiaries), except for business expense advances to Company directors or employees in the ordinary course of business consistent with past practice, (C) mortgage or pledge any of its assets, tangible or intangible (including Owned Intellectual Property Rights or rights under Licensed Intellectual Property Rights) or (D) create any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness permitted under this Section 5.1(b)(vi));

(vii)       except as required by applicable Law or the terms of any Employee Plan or Contract as in effect on the date hereof, (A) enter into, adopt, amend in any respect (including acceleration of vesting) or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except for, in the event of termination of an employee pursuant to clause (D), termination of such employee’s employment agreement and removal of such employee from benefits plans in connection therewith, (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any bonus or special remuneration to any director, officer or employee, or pay or agree to pay any payment or benefit not required by any Employee Plan as in effect as of the date hereof, (C) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any Employee Plan, to the extent not already provided in such Employee Plan, (D) terminate the employment of any employee of the Company or any of its Subsidiaries, except that employees may be terminated in the ordinary course of business consistent with past practice, or (E) hire any individual as an employee of the Company or any of its Subsidiaries, except that employees (other than officers or members of management) may be hired in the ordinary course of business consistent with past practice and on terms consistent with the terms of similarly situated employees, provided that (1) the total employee headcount of the Company and its Subsidiaries does not exceed the amount set forth in Section 5.1(b)(vii) of the Disclosure Letter, (2) any agreement entered into with a newly hired employee will not include a notice period longer than 30 days, and will not include severance in excess of that required by applicable Law, equity awards, bonus target or guaranteed bonus, or any retention or other special compensation, and (3) the Company will consult with Parent in advance regarding each new hiring;

(viii)       except as may be required as a result of a change in applicable Law or in U.S. GAAP, make any material change in any of the accounting principles or practices used by it;

(ix)       make or agree to make any new capital expenditure or other expenditures with respect to property, plant or equipment, except for capital expenditures in the ordinary course of business consistent with past practice to the extent included in (and in accordance with) the Company’s annual expense budget provided to Parent prior to the date of this Agreement, which budget shall remain in effect for purposes of this Section 5.1(b)(ix) until the Closing;

(x)       (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock, assets, rights or by any other manner), or invest in, any business (or portion thereof) or other Person or any equity interest therein or other assets or rights for consideration (or any other form of payment) in excess of $100,000 in the aggregate, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other immaterial assets to extent otherwise expressly contemplated pursuant to Contracts in effect as of the date hereof and made available to Parent prior to the date hereof, or (B) other than sales of inventory in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiaries, which are either material to the Company and its Subsidiaries, taken as a whole, or for consideration in excess of $100,000 in the aggregate;

(xi)       sell, lease, license or otherwise transfer or dispose of, abandon or permit to lapse, or fail to take any action necessary to maintain any Owned Intellectual Property Right or right under any Licensed Intellectual Property Right;

(xii)       settle any Legal Proceedings, other than the settlement of any Legal Proceeding (but not criminal or regulatory proceeding) in the ordinary course of business, consistent with past practice, that solely require payments by the Company in an amount not to exceed, individually or in the aggregate, $150,000, and does not involve any admission of wrongdoing or injunctive or other equitable relief;

(xiii)       other than in the ordinary course of business consistent with past practice with respect to Material Contracts defined as such, or in the ordinary course of business consistent with past practice with respect to Contracts which would be Material Contracts, in each case pursuant to Section 3.10(ii), (A) enter into any new Contract (including by amendment of any Contract such that such Contract becomes a Material Contract) that would have been a Material Contract if it were entered into prior to the date hereof, (B) terminate any Material Contract, (C) amend or modify in any material respect any Material Contract or (D) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract;

(xiv)       make or change any material Tax election, or adopt or change any material accounting method in respect of Taxes, or settle or finally resolve any Tax contest with respect to a material amount of Tax, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xv)       form or join any joint venture or similar arrangement; or

(xvi)       authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)       Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

(d)       All notices, request for consents and other communications pursuant to this Section 5.1 shall be in writing and delivered in accordance with Section 10.2 and shall be sent by or to, as the case may be, the respective point of contact of the Company and/or Parent as detailed in Section 5.1 of the Company Disclosure Letter.

Section 5.2       No Solicitation.

(a)       The Company shall, and shall cause its Subsidiaries and its and their respective directors and officers and shall use reasonable best efforts to cause its and their respective other Representatives to (x) immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and (y) as soon as reasonably practicable after the date hereof demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties relating to a possible Acquisition Proposal.

(b)       Subject to the other terms of this Section 5.2 and Section 5.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) other than with Parent, Merger Sub or their respective Representatives and other than, in response to an unsolicited Acquisition Proposal that did not result from a breach of this Section 5.2, solely to inform any Person of the provisions of this Section 5.2, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (iii) approve, execute, enter into, or propose to approve, execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement entered into in the circumstances referred to in Section 5.2(c)) (A) relating to or that could reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement (an “Alternative Transaction Agreement”) or (iv) grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, the Company may waive any such standstill provision in order to permit a third party to make an Acquisition Proposal).

(c)       Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company Board (or a committee thereof) may, directly or indirectly through the Company’s Representatives, (i) contact any Person (and its advisors) that has made an unsolicited, bona fide written Acquisition Proposal (which did not result from a breach of this Section 5.2) after the date of this Agreement solely for the purpose of clarifying the terms of such Acquisition Proposal, to the extent necessary and solely to determine whether such proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (ii) if the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that a bona fide, written Acquisition Proposal which did not result from a breach of this Section 5.2 either constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to engage in such discussions or negotiations would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, only with respect to this clause (ii), (A) participate or engage in discussions or negotiations with any such Person regarding such Acquisition Proposal, and (B) furnish to any such Person that has made such an Acquisition Proposal any information relating to the Company or its Subsidiaries and/or afford to any such Person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or its Subsidiaries, in each case under clause (A) and this clause (B) pursuant to, and subject to the prior execution of, an Acceptable Confidentiality Agreement. A copy of all such non-public information, and all other access described in the foregoing clause (B), not previously provided to Parent (or its Representatives) shall be provided to Parent as promptly as reasonably practicable, and in any event not more than forty-eight (48) hours, after such information or access, as applicable, has been provided or made available to such Person (or its Representatives). The Company shall notify Parent in writing promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal (or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal) and shall indicate the identity of the Person making the Acquisition Proposal or request and the material terms and conditions of any such Acquisition Proposal (including a copy thereof if in writing and any related material documentation or material correspondence, including proposed agreements), and shall keep Parent reasonably informed, on a reasonably current basis, of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such Acquisition Proposal, including by providing a copy of all material documentation or material correspondence relating thereto, no later than forty-eight (48) hours after the receipt of the Acquisition Proposal or the occurrence of any such material developments, as applicable, including proposed agreements and any material change in its intentions as previously notified.

Section 5.3       Company Board Recommendation.

(a)       Except as otherwise expressly provided in this Section 5.3, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) adopt a resolution to approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, (iii) if any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, recommend in favor of such Acquisition Proposal, or (iv) at any time after receipt or public announcement of an Acquisition Proposal, fail to publicly recommend against such Acquisition Proposal or fail to publicly reaffirm the Company Board Recommendation, in each case within ten (10) Business Days after receipt of written request by Parent to do so (any action referred to in the foregoing clauses (i), (ii) and (iii), and this clause (iv) being referred to as a “Company Board Recommendation Change”).

(b)       Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to the receipt of the Company Shareholder Approval, if the Company or any of its Subsidiaries receives a bona fide written Acquisition Proposal which did not result from a breach of Section 5.2 and was made after the date of this Agreement and not withdrawn and that the Company Board determines, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and the Company Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law, the Company Board may (x) effect a Company Board Recommendation Change and/or (y) subject to the concurrent or prior payment of the Termination Fee to Parent, terminate this Agreement pursuant to Section 9.1(g) in order to, concurrently with such termination, enter into an Alternative Transaction Agreement with respect to such Superior Proposal; provided, however, that the Company Board may not effect a Company Board Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) and this Section 5.3(b) unless and until (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to take such action (it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice, in each case in and of itself, shall not constitute a Company Board Recommendation Change for purposes of this Agreement) (a “Recommendation Change Notice”), which Recommendation Change Notice shall include a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Superior Proposal, if any, and (B) (x) during such four (4) Business Day period, if requested in writing by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent during the four (4) Business Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the Superior Proposal would continue to constitute a Superior Proposal and that the failure to effect a Company Board Recommendation Change in response to such Superior Proposal would still be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law if such adjustments were to be given effect. Notwithstanding anything herein to the contrary, the provisions of this Section 5.3(b) (including the Company’s obligations to provide notice and negotiate in good faith) shall also apply to every subsequent material amendment to any Acquisition Proposal, including any change to the amount or form of consideration contemplated by an Acquisition Proposal.

(c)       Notwithstanding anything to the contrary contained herein, the Company or the Company Board shall be permitted to (i) take or disclose any position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act (or take or disclose any position under Israeli Law with similar content), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any Acquisition Proposal, (ii) make any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any communication under Israeli Law with similar content) or (iii) make any other disclosure to the Company Shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law; provided, however, that (A) in no event shall this Section 5.3(c) affect the obligations specified in Section 5.3(a) or Section 5.3(b) (or the consequences thereof in accordance with this Agreement) or the definition of Company Board Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the ICL) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Board Recommendation Change unless the Company Board in connection with such communication publicly reaffirms the Company Board Recommendation.

(d)       Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change (solely pursuant to clause (i) of the definition thereof) in response to an Intervening Event, if (i) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect such Company Board Recommendation Change in response to such Intervening Event would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law; and (ii) (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to effect such Company Board Recommendation Change in respect of such Intervening Event, and describing in reasonable detail the Intervening Event and the reasons for such Company Board Recommendation Change (it being agreed that such notice, in each case in and of itself, shall not constitute such a Company Board Recommendation Change) and (B) (x) during such four (4) Business Days period, if requested in writing by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in writing by Parent during the four (4) Business Days period immediately following the delivery by the Company to Parent of such notice and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect such Company Board Recommendation Change in response to such Intervening Event would still be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law if such adjustment were to be given effect. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such facts and circumstances, and the four (4) Business Days’ period referred to in clauses (A) and (B) above shall be deemed to have re-commenced on the date of such new notice.

Section 5.4       Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent and its authorized Representatives reasonable access during normal business hours and without unreasonable disruption of normal business activity during the period prior to the Effective Time to the properties, books and records and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to (i) any documents or information to the extent that any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) any competitively sensitive information, (iii) any documents or information that, in the reasonable judgment of the Company (based on consultation with counsel), would result in the loss of attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iv) any information that would result in a breach of a Contract to which the Company or its Subsidiaries are a party or otherwise bound or would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract and (v) any information that is reasonably pertinent to any litigation in which the Company or its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties; provided, however, that in the case of clauses (i) through (v), the Company shall use its commercially reasonable efforts to obtain any required consents to provide such access, inspections, data or other information and take such other action (such as the redaction of identifying or confidential or competitively sensitive information, entry into a joint defense agreement or other agreement or by providing such access, inspections, data or other information solely to outside counsel to avoid the loss of any privilege or otherwise mitigate any of the matters set forth in any of the clauses (i) through (v)) as is necessary to provide such access, inspections, data or other information to Parent and its Representatives in compliance with applicable Law, and otherwise the Company shall use its reasonable best efforts to institute appropriate substitute disclosure arrangements, to the extent practicable in the circumstances, and subject in each case to the provisions of the relevant Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, Parent shall schedule and coordinate all inspections with the Company’s Chief Executive Officer or Chief Financial Officer (or such other Person as may be designated by the Company’s Chief Executive Officer or Chief Financial Officer) and shall give the Company at least three (3) Business Days’ prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable. Any access to the Company’s properties shall be subject to any landlord rights and the Company’s reasonable security measures and insurance requirements.

Section 5.5       Director Resignation. Prior to the Closing, except as otherwise may be directed by Parent in writing, the Company shall obtain resignation letters from each of the members of the board of directors of the Company and its Subsidiaries, in each case with the resignation to be effective as of the Effective Time.

Section 5.6       Certain Litigation. The Company shall promptly advise Parent of any Legal Proceedings commenced after the date hereof or threatened against the Company or any of its Subsidiaries or any of their respective directors or officers (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) (other than with respect to any such Legal Proceeding commenced or threatened or joined by Parent or any of its Affiliates), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and each party hereto shall keep the other parties hereto reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company and its counsel regarding the defense or settlement of any such shareholder litigation and shall consider in good faith Parent’s and its counsel’s views with respect to such shareholder litigation; provided that, to the extent permissible under applicable Law, Parent shall also have the right to participate (but not control) in the defense of any such Legal Proceedings and, notwithstanding anything in this Agreement to the contrary, the Company shall not settle, or permit to be settled, any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Article VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1       Directors’ and Officers’ Indemnification and Insurance.

(a)       The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors (including each of the Parent Nominee(s) and/or other nominee(s) who are elected to the Company Board) and officers as such agreements exist as of the date hereof (to the extent that copies of such agreements have been made available to Parent prior to the date hereof) (each indemnified Person hereunder, the “Indemnified Persons”); provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law. In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the Charter Documents as of the date hereof, and during such seven (7)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)       Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer or employee of the Company or its Subsidiaries (solely with respect to actions or omissions, or alleged actions or omissions, occurring prior to the Effective Time), or (ii) any of the transactions contemplated by this Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); provided, however, that if, at any time prior to the seventh (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seventh (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (A) the Surviving Company shall have the right to control the defense thereof after the Effective Time, (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (C) the Surviving Company shall pay all reasonable fees and expenses of one counsel retained by an Indemnified Person (plus any appropriate local counsel), promptly after statements therefor are received if (x) the Surviving Company has not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by its outside counsel that there exists or is reasonably likely to exist a conflict of interest if the same counsel were to represent such Indemnified Party and the Surviving Company or one or more of its Affiliates (and in such case the Surviving Company shall not have the right to control the defense of such Indemnified Person with respect to matters where such conflict exists or is reasonably likely to exist), and (D) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, without the prior express written consent (not to be unreasonably withheld, conditioned or delayed) of the applicable Indemnified Person, neither the Surviving Company nor any of its Affiliates shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification is sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)       During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year (which premiums the Company represents and warrants to be as set forth in Section 6.1(c) of the Company Disclosure Letter) (such three hundred percent (300%) amount, the “Maximum Annual Premium”); and if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, the Company may purchase, and the Company shall purchase if requested in writing by Parent, or Surviving Company may purchase after the Effective Time, a seven-year “tail” prepaid policy on the D&O Insurance; provided that the Company shall not pay or commit to pay, in the aggregate, more than the Maximum Annual Premium for such “tail” prepaid policy. In the event that the Company (or the Surviving Company, as applicable) purchases such a “tail” policy, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d)       If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Company (as applicable) shall assume all of the obligations of Parent and the Surviving Company (as applicable) set forth in this Section 6.1.

(e)       The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or its Subsidiaries, any policy that is or has been in existence with respect to the Company or its Subsidiaries for any of their respective directors, officers or other employees, or under applicable Law (whether at law or in equity); and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims thereunder.

(f)       The provisions of this Section 6.1 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives and are in addition to, and not in substitution for, any other rights to indemnification that any such Person may have by contract or otherwise. Notwithstanding any other provision of this Agreement to the contrary, this Section 6.1 shall survive the consummation of the Merger. Parent hereby guarantees and undertakes to perform, on an independent and standalone basis, all of the obligations and Liabilities of the Surviving Company pursuant to this Section 6.1. The obligations and liability of Parent and the Surviving Company and under this Section 6.1 shall be joint and several.

Section 6.2       Employee Matters.

(a)       Until the twelve (12) month anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide to all employees of each of the Company and its Subsidiaries as of the Effective Time (“Continuing Employees”), for so long as they remain employed by Parent and its Subsidiaries during such period, (i) a base salary or base wage level at least equal to the base salary or base wage level to which each Continuing Employee was entitled immediately prior to the Effective Time and (ii) employee benefits (excluding severance benefits in excess of those required by applicable Law or existing Contracts, cash incentive compensation (other than payment of the 2017 performance bonuses which will be determined and paid in the ordinary course of business and in a manner consistent with the Company’s bonus plan and the Company’s past practice) and equity-based incentive compensation) that are at least comparable in the aggregate to the employee benefits (excluding severance benefits in excess of those required by applicable Law or existing Contracts, cash incentive compensation and equity-based incentive compensation) that such Continuing Employee was entitled to receive immediately prior to the Effective Time. Notwithstanding anything to the contrary contained herein, this Section 6.2(a) shall not be construed as limiting a Continuing Employee’s contractual rights to compensation or benefits.

(b)       With respect to each Employee Plan, including vacation and paid sick leave plans, other than any Excluded Employee Plan (as defined below), sponsored, maintained or contributed to by the Company or its Subsidiaries, Parent shall cause the Surviving Company to grant, or cause to be granted to, all Continuing Employees from and after the Effective Time credit for all service with the Company and its Subsidiaries, and their respective predecessors, prior to the Effective Time for all purposes, including eligibility to participate, vesting credit and benefit accrual. For purposes of this Section 6.2(b), “Excluded Employee Plan” means any Employee Plan that provides for cash incentive compensation, equity-based incentive compensation, severance benefits in excess of those required by applicable Law, defined benefit pension benefits, post-retirement welfare benefits, or early retirement subsidies. In addition, and without limiting the generality of the foregoing, following the Effective Time, (i) Parent shall cause the Surviving Company to ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any health and welfare benefit plans in which such employees may be eligible to participate and (ii) Parent shall cause the Surviving Company to ensure or cause to be ensured that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Effective Time are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and similar adjustments or limitations on coverage under any such health and welfare benefit plans. Parent shall, and shall cause the Surviving Company to, honor all employee benefit and other obligations to current and former employees under the Employee Plans in accordance with their terms (including with respect to amendment, modification and termination).

(c)       Nothing in this Agreement, including this Section 6.2, whether express or implied, shall: (i) confer upon any current or former director, officer, employee or consultant of the Company and its Subsidiaries, or any representative, beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (ii) be interpreted to prevent or restrict Parent or its Affiliates from modifying or terminating the employment or terms of employment of any such employee after the Effective Time or (iii) be treated as an amendment or other modification of any Employee Plan or other employee benefit plan or arrangement. No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

Section 6.3       Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Company to perform their respective obligations under this Agreement upon the terms and subject to the conditions set forth in this Agreement.

Section 6.4       Employee Incentive Plan. With respect to the period after January 1, 2019, Parent shall determine terms and conditions under which Continuing Employees who continue to be employed and are former holders of Company Options and Company RSUs that were originally scheduled to vest after January 1, 2019 will be eligible to participate in Parent’s equity-based and/or other long-term incentive plans. In determining the terms and conditions for such participation Parent shall consider the parameters, goals and other terms and conditions determined by Parent pursuant to its usual practice for equity-based and/or other long-term incentive grants as well as such Continuing Employee’s position, contribution to the Company and to Parent and its Subsidiaries and such Continuing Employee’s former entitlements.

Article VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1       Reasonable Best Efforts to Complete.

(a)       Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in ARTICLE VIII to be satisfied; (ii) obtain all necessary actions or Approvals from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities that are necessary to consummate the Merger and the transactions contemplated hereby; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company or any of its Subsidiaries, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement (including, with respect to Parent, any action that would reasonably be expected to materially interfere with Parent’s (or any of its Subsidiaries’) ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement). Notwithstanding anything to the contrary herein, none of Parent, Merger Sub or the Company shall be required to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

(b)       Upon the request of Parent, the Company shall use reasonable efforts to make available to Parent access to key employees of the Company and its Subsidiaries, on reasonable notice and at reasonable times, for the purpose of discussing post-closing employment and/or retention arrangements between the Company or Parent and such key employees; provided that any failure, in and of itself, of such employees to engage in such discussions or to reach any agreement with respect to post-Closing employment and retention arrangements shall not be deemed a breach of any provision of this Agreement or a failure of a condition contained in ARTICLE VIII.

Section 7.2       Regulatory Filings.

(a)       Each of Parent and Merger Sub on the one hand, and the Company, on the other hand, shall cooperate with one another in good faith to (i) promptly determine where any filings under Antitrust Laws are required to be or should be made, and whether any other consents, approvals, permits or authorizations are required to be or should be obtained, from any Governmental Authority under an Antitrust Law or any other applicable Law in connection with the transactions contemplated hereby, (ii) promptly make any such filings and furnish information required in connection therewith, including filing any notification required under any Antitrust Law as promptly as practicable after the date of this Agreement; (iii) provide or cause to be provided as promptly as reasonably practicable to any Governmental Authority information and documents requested by such Governmental Authority to permit consummation of the transactions under the applicable Antitrust Law; and (iv) otherwise seek to obtain timely any consents, permits, authorizations, approvals or waivers that are required to be obtained in connection with the transactions contemplated hereby.

(b)       In furtherance and not in limitation of the foregoing, if and to the extent necessary to avoid any impediment to Closing under any Antitrust Law, each of Parent and Merger Sub on the one hand, and the Company, on the other hand, shall use reasonable best efforts to obtain any consent, authorization, approval, order, waiting period expiration or termination, or exemption by, any Governmental Authority, as soon as practicable, and to prevent the entry, enactment, or promulgation of any preliminary or permanent injunction or other order, decree, or ruling that would adversely affect the ability of the parties to consummate the Merger and the other transactions contemplated herein, including by offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Company and its Subsidiaries, and (ii) any other restrictions on the activities of the Company and its Subsidiaries; provided, however, notwithstanding anything in this Agreement to the contrary (including Section 7.1 and any other provision of this Section 7.2), neither Parent nor any of its Subsidiaries shall be required to take (and, for the avoidance of doubt, except as expressed requested in writing by Parent, neither the Company nor any of its Subsidiaries shall take) any actions or commit or propose any actions, including offering, negotiating, committing to, effecting, or accepting any of the actions specified above in this Section 7.2(b), if any such action (or the result of any such action), individually or collectively, would reasonably be expected to be adverse to the business, operations or financial condition of the Company, Parent or any of their respective Subsidiaries, other than any such action (or the result thereof, as applicable) that Parent reasonably determines to be immaterial (with materiality for purposes of this provision measured in relation to the Company); provided, further, that notwithstanding anything in this Agreement to the contrary (including Section 7.1 and any other provision of this Section 7.2), the Company shall not be required to (A) take any actions which would bind the Company or its Subsidiaries in respect of any matter if the Closing does not occur or (B) make any out of pocket expenditures of more than a de minimis amount or incur any other non-de minimis obligations or liabilities (in each case under clause (B), which are not promptly reimbursed by Parent) prior to the Closing, in each case, in order to comply with the provisions of this Section 7.2(b).

(c)       Each of Parent and Merger Sub, on the one hand, and the Company and its Subsidiaries, on the other hand, shall promptly inform the other of any material communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Subsidiary thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions and a complete copy of any filing with any Governmental Authority) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Notwithstanding anything in the foregoing to the contrary, the parties may, as they deem advisable and necessary, redact or otherwise limit their disclosures to the other parties (1) to remove references concerning the valuation of the Company or other competitively sensitive information, (2) as necessary to comply with contractual arrangements or regulatory requirements, and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. The parties may also designate any competitively sensitive materials provided to the other under this Section 7.2(c) as “outside counsel only,” in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(d)       From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its respective Subsidiaries not to, operate its respective businesses in such manner or take any action (including material acquisitions or investments), that would reasonably be expected to increase in any material respect the risk of (i) not obtaining any such governmental Approval such that the consummation of the Merger would be delayed beyond the Outside Date or (ii) any Governmental Authority of competent jurisdiction entering an order permanently prohibiting the consummation of the Merger.

Section 7.3       Company Shareholders Meeting.

(a)       As soon as reasonably practicable following the date of this Agreement but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and, as soon as reasonably practicable thereafter in conformity with this Section 7.3, convene an annual and special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of (A) obtaining the Company Shareholder Approval, (B) subject to receipt of the Company Shareholder Approval, obtaining the election of the Parent Nominees plus one (1) Company nominee (“Company Nominee”) to the Company Board, and (C) approving the appointment of the Company auditors pursuant to the ICL, and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card required under the ICL and, for the sake of clarity, the regulations promulgated thereunder). The agreement in the foregoing sentence concerning submission of Parent Nominees for election at the Company Shareholders Meeting shall, without limitation of the foregoing, also be deemed to constitute a request to such effect under Section 66(b) of the ICL and is agreed and acknowledged by the Company to be compliant with such Section 66(b) and the Company’s organization documents, and the Company waives any non-compliance with any of the foregoing. As soon as reasonably practicable following the date of this Agreement but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”). The Proxy Statement shall include the Parent Nominees and the Company Nominee (for purposes of being elected to the Company Board), and, subject to applicable Law, no other director nominees. The Company shall expand the size of the Company Board to allow the Parent Nominees and the Company Nominee to be elected to the Company Board together. The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to applicable Law, including the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to ARTICLE IX or as Parent and the Company may otherwise agree in writing, the Company Shareholders Meeting shall be held no later than forty (40) days after the publication of the notices regarding the Company Shareholders Meeting. Unless the Company Board has effected a Company Board Recommendation Change in accordance with Section 5.3, the Company shall include the Company Board Recommendation and a copy of the fairness opinion described in Section 3.23 in the Proxy Statement. The Company shall, subject to applicable Law, use its reasonable best efforts to cause the Proxy Statement to be mailed or made available to the Company Shareholders as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion, such consent not to be unreasonably delayed or withheld, and Parent agrees to provide any such information (including information about the Parent Nominees) required to be so included under applicable Law (including ICL) and Nasdaq regulations. Prior to the mailing of the Proxy Statement, unless the Company Board has effected a Company Board Recommendation Change, (x) the Company shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) the Company shall not unreasonably refuse to include in such drafts, correspondence and filings all comments reasonably proposed by Parent; provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, and except as otherwise requested or required by the SEC, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq (or any other regulatory authority), or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the Company Shareholders. Notwithstanding the foregoing provisions of this Section 7.3(a), if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to (and if requested in writing by Parent, the Company shall) make one or more successive postponements or adjournments of the Company Shareholders Meeting; provided that the Company Shareholders Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Company Shareholders Meeting was originally scheduled (other than, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to the Company Shareholders or to permit dissemination of information which is material to shareholders voting at the Company Shareholders Meeting and to give the Company Shareholders sufficient time to evaluate any such supplement or amendment or other information). In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Subsidiaries (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b)       Following the election or appointment of the Parent Nominees to the Company Board pursuant to Section 7.3(a), and until the Effective Time, without limitation of any requirement under applicable Law, the Parent Nominees shall be prohibited from attending the applicable parts of meetings of the Company Board at which this Agreement, the Merger and the other transactions contemplated by this Agreement are or are to be discussed (but shall be permitted to attend parts of the meeting at which other matters are or are to be discussed) or from receiving any materials to the extent pertaining to this Agreement, the Merger and the other transactions contemplated by this Agreement, and the Parent Nominees shall recuse themselves from voting on any action by the Company Board solely with respect to such matters. Notwithstanding the foregoing, this Section 7.3(b) shall not apply to any directors of the Company that have been nominated by Parent or its Affiliates other than through the provisions of Section 7.3(a).

(c)       Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change in accordance with the terms of this Agreement, (i) the Company shall, through the Company Board, use reasonable best efforts to solicit from the Company Shareholders approval of (A) this Agreement and the Merger and (B) the election to the Company Board of the Parent Nominees, and (ii) the Company Board shall recommend for the election of the Parent Nominees, and such recommendation shall be included in the Proxy Statement.

(d)       Notwithstanding the foregoing or anything else herein to the contrary, but subject to compliance with the terms of Section 5.3, in connection with and to the extent relating to any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, solely with respect to such disclosure.

(e)       Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law.

Section 7.4       Merger Proposal; Certificate of Merger.

(a)       Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders Meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)       The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing. No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5       Anti-Takeover Statute. In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6       Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement or public disclosure concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except (x) as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli, United Kingdom or United States securities exchange or regulatory or Governmental Authority to which the relevant party, or an Affiliate thereof, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use commercial reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that, to the extent so required by such applicable Law, rules, regulations, exchange or authority, the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party) and (y) each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties. Notwithstanding the foregoing, (a) nothing in this Section 7.6 shall limit the Company’s or the Company Board’s rights to make public statements about its actions under Section 5.2, Section 5.3 or Section 9.1 without prior consultation, or limit or Parent or Merger Sub’s rights to make public statements related thereto, (b) the Company will no longer be required to consult with Parent, and Parent and Merger Sub will no longer be required to consult with the Company, in connection with any such press release or public statement if the Company Board has made any Company Board Recommendation Change and (c) the requirements of this Section 7.6 shall not apply to any disclosure by the Company or Parent or Merger Sub of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement; provided, that in the case of any of clauses (a)-(c), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including the contents of) its intended disclosure. For the avoidance of doubt, nothing in this Section 7.6 shall affect any other obligation or limit any right of the Company or Parent under this Agreement, including under Section 5.2 and Section 5.3.

Section 7.7       Tax Rulings.

(a)       As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that the cancellation and exchange of the Company 102 Securities in accordance with Section 2.7(c) and conversion of the Company 102 Shares in accordance with Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, Closing RSUs Consideration, Subsequent Option Consideration, Subsequent RSU Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Securities or Company 102 Shares. The Company shall use reasonable best efforts to obtain the Options Tax Ruling prior to Closing. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Securities or Company 102 Shares to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The final text of the Israeli Options Tax Ruling and the Interim Option Tax Ruling, including appendices thereof, shall in all circumstances be subject to the prior review and comment by Parent and its counsel and tax advisors.

(b)       As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling that (i) with respect to holders of Company Shares that are non- Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c)       Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. In the event that the Interim Option Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been received in accordance with the terms of this Section 7.7, Parent may make such payments and withhold any applicable Taxes in accordance with ARTICLE II.

Section 7.8       Notification of Certain Matters. Subject to applicable Law and the instructions of any Governmental Authority and any applicable confidentiality obligations, (a) each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby and (b) each of the Company and Parent shall give prompt notice to the other party of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any condition set forth in Section 8.2 or Section 8.3, as applicable, not to be satisfied at any time from the date of this Agreement to the Effective Time.

Section 7.9       De-Listing of Company Shares. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the de-listing of the Company Shares from Nasdaq and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

Article VIII.

CONDITIONS TO THE MERGER

Section 8.1       Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)       Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)       Regulatory Filings or Approvals. Expiration or early termination of any waiting period (and any extension thereof), and any necessary approvals, under applicable Antitrust Laws shall have occurred or been granted.

(c)       Israeli Statutory Waiting Periods. Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d)       No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the Merger.

Section 8.2       Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by Parent:

(a)       Representations and Warranties. Each representation and warranty of the Company set forth in the first sentence of Section 3.1 (Organization; Good Standing and Qualification), Section 3.2 (Corporate Power; Enforceability), Section 3.5 (Company Capitalization), Section 3.6(a) (Subsidiaries), Section 3.22 (Brokers) and Section 3.26 (Transaction Expenses) shall be true and correct in all material respects, except that, in the case of Section 3.5(a) (Company Capitalization) and Section 3.5(b) (Company Capitalization), each of such representations and warranties shall be true and correct in all respects except for de minimis inaccuracies, in each case, on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The representation and warranty of the Company set forth in Section 3.9(a) (Absence of Certain Changes) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date. The other representations and warranties of the Company set forth in ARTICLE III of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except in each case for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE III, solely for purposes of determining the accuracy of such representations and warranties of the Company set forth in ARTICLE III, all “materiality” or “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)       Performance of Obligations of the Company. The Company shall have performed and complied with, in each case in all material respects, all the obligations that are to be performed or complied by it under this Agreement at or prior to the Effective Time.

(c)       Officer’s Certificate of the Company. Parent shall have received a certificate of the Company, validly executed on behalf of the Company by a duly authorized executive officer thereof, certifying that (i) the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied and (ii) that the Company Board has obtained all required approvals for the execution, performance and consummation of this Agreement, the Merger and the other transaction contemplated hereby pursuant to Section 282 of the ICL.

(d)       Company Material Adverse Effect. Following the execution of this Agreement, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 8.3       Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by the Company:

(a)       Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.1 (Organization; Good Standing and Qualification) and Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects, in each case, on and as of the date of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except, in each case, for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE IV, solely for purposes of determining the accuracy of such representations and warranties of Parent and Merger Sub set forth in ARTICLE IV, all “materiality” or “Parent Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)       Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with, in each case in all material respects, all the obligations that are to be performed or complied with by Parent and Merger Sub (as applicable) under this Agreement at or prior to the Effective Time.

(c)       Officer’s Certificate of Parent and Merger Sub. The Company shall have received certificates of Parent and Merger Sub, respectively, validly executed on behalf of Parent and Merger Sub, respectively, by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1       Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis, whether or not prior to or after the Effective Time):

(a)       at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)       by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that, following the execution of this Agreement, any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order enjoining, restraining or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform its obligations under this Agreement has been the principal cause of such Order to be issued and such act or failure to act constitutes a breach of this Agreement; or

(c)       by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before March 30, 2018 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose failure to perform its obligations under this Agreement has been the principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(d)       by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval at the Company Shareholders Meeting (or any postponement or adjournment thereof) at which a vote is taken on the Merger; or

(e)       by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub are not in material breach of any of their respective representations, warranties or covenants under this Agreement, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement, which breach (A) if occurring or continuing at the Effective Time, would result in the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by Parent to the Company and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Company Cure Period”) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) in respect of any curable breach set forth in any such written notice (1) at any time during the Company Cure Period, or (2) at any time after the Company Cure Period if the Company shall have cured such breach during the Company Cure Period (and such breach remains cured through the end of the Company Cure Period)); or

(f)       by Parent, at any time prior to the receipt of the Company Shareholder Approval, in the event that the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change; or

(g)       by the Company, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board has received a Superior Proposal that did not result from a breach of Section 5.2 hereof and (ii) to the extent permitted by and effected in accordance with this Agreement, including Section 5.2(c) or Section 5.3(b) hereof, the Company Board approves, and the Company, concurrently with the termination of this Agreement, enters into, an Alternative Transaction Agreement providing for such Superior Proposal; provided that, concurrently with the termination of this Agreement, the Company pays Parent the Termination Fee pursuant to Section 9.3(b) (and any purported termination pursuant to this clause (g) shall be void and of no force or effect if such payments have not been timely made in full); or

(h)       by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company is not in material breach of any of its representations, warranties or covenants under this Agreement, and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement, which breach (A) if occurring or continuing at the Effective Time, would result in the failure of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by the Company to Parent and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Parent Cure Period”) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of any curable breach set forth in any such written notice (1) at any time during the Parent Cure Period, or (2) at any time after the Parent Cure Period if Parent or Merger Sub shall have cured such breach during the Parent Cure Period (and such breach remains cured through the end of the Parent Cure Period)).

Section 9.2       Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without any liability, of any kind, of any party or parties hereto, as applicable (or any director, officer, employee, equityholder, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except that (a) each of the terms of this Section 9.2,

Section 9.3 and ARTICLE X shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” or “willfully breached” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.

Section 9.3       Fees and Expenses.

(a)       General. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)       Company Termination Payments.

The Company shall pay to Parent $14,500,000 (fourteen million and five hundred thousand U.S. dollars) (the “Termination Fee”) in cash by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that:

(i)       (A) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting (in the case of termination pursuant to Section 9.1(d)) or the date of termination of this Agreement in accordance with its terms (in the case of termination pursuant to Section 9.1(c) or Section 9.1(e)) an Acquisition Proposal (or an intention to make an Acquisition Proposal) shall have been communicated to the Company or the Company Board (or any committee thereof) or publicly announced or otherwise publicly disclosed and, in the case of a termination pursuant to Section 9.1(d), such Acquisition Proposal shall not have been publicly withdrawn at least five (5) Business Days prior to date of the Company Shareholders Meeting, (B) this Agreement is terminated by (I) Parent or the Company pursuant to Section 9.1(c) or Section 9.1(d) or (II) Parent pursuant to Section 9.1(e) and (C) within twelve (12) months following any such termination of this Agreement any transaction of a type set forth in the definition of Acquisition Transaction is consummated or the Company or any of its Subsidiaries enters into a definitive agreement to effect any Acquisition Transaction (provided, that references to “twenty-five percent (25%)” and “seventy-five percent (75%)” in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent (50%)”; provided, further that in the case of termination pursuant to Section 9.1(c), if the Company Shareholders Approval has been obtained prior to such termination, the reference to “twelve (12) months” in clause (C) of this Section 9.3(b)(i) shall be deemed to be a reference to “six (6) months”); or

(ii)       this Agreement is terminated by the Company pursuant to Section 9.1(g) (Superior Proposal); or

(iii)       this Agreement is terminated by Parent pursuant to Section 9.1(f) (Company Board Recommendation).

(c)       Manner of Payment. Payment of the Termination Fee shall be made by wire transfer of immediately available funds to the account designated by Parent (i) on the earlier of the date any transaction of a type set forth in the definition of “Acquisition Transaction” is consummated or the date the Company or any of its Subsidiaries enters into a definitive agreement to effect any Acquisition Transaction, in the case of a Termination Fee payable pursuant to Section 9.3(b)(i), (ii) concurrently with the Company’s termination of this Agreement in accordance with Section 9.1(g) in the case of a Termination Fee payable pursuant to Section 9.3(b)(ii) or (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Fee payable pursuant to Section 9.3(b)(iii).

(d)       Single Payment of Termination Fee Only. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(e)       Effect of Termination Fee. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or willful breach of any covenant or obligation of this Agreement, following the valid termination of this Agreement, if Parent is entitled to receive the Termination Fee pursuant to Section 9.3(b), and such Termination Fee is paid, Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Subsidiaries and Representatives against the Company and its Subsidiaries and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount to Parent, none of the Company or any of its Subsidiaries or Representatives shall have any liability or obligation to Parent or its Subsidiaries of any kind or nature relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise.

(f)       Other. Each of the parties hereto acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and the Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement. In addition, if the Company fails to pay in a timely manner any amount due pursuant to this Section 9.3, then (i) the Company shall reimburse Parent for all reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amount payable pursuant to this Section 9.3 from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in U.S. Edition of The Wall Street Journal in effect on the date such payment was required to be made.

Section 9.4       Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5       Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Article X

GENERAL PROVISIONS

Section 10.1       Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2       Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Days after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Frutarom Ltd.
	Address:	25 Hashaish Street
Haifa, Israel 26110
	Attention:	Tali Mirsky

	email:	tmirsky@frutarom.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
	Address:	51 West 52nd Street
New York, New York 10019
United States
	Attention:	Adam O. Emmerich
Edward J. Lee
	Facsimile:	+1-212 403-2000
	email:	aoemmerich@wlrk.com
ejlee@wlrk.com

and

FBC & Co.
	Address:	3 Daniel Frisch Street
14th Floor
Tel Aviv, Israel 6473104
	Attention:	Avraham Well
	Facsimile	+972-3-6944231
	email:	awell@fbclawyers.com

(b)	if to the Company, to:

Enzymotec Ltd.
	Address:	Sagi 2000 Industrial Park, Israel
	Attention:	Erez Israeli
	Facsimile:	+972 74 7177001

	email:	ErezI@enzymotec.com

with copies (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
	Address:	16 Abba Hillel Silver Road
Ramat Gan 5250608, Israel
	Attention:	Dan Shamgar
David S. Glatt
	Facsimile:	+972-3-610-3100
	email:	dshamgar@meitar.com
dglatt@meitar.com

and

White & Case LLP
	Address:	1221 Avenue of the Americas
New York, NY 10020-1095
	Attention:	John Reiss
Colin Diamond
	Facsimile:	(212) 354-8113
	E-mail:	jreiss@whitecase.com
cdiamond@whitecase.com

Section 10.3       Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4       Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.5       Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to (and in accordance with the terms and subject to the conditions set forth in) ARTICLE II.

Section 10.6       Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7       Remedies.

(a)       Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Parent and Merger Sub acknowledge and agree that, following a valid termination of this Agreement, the Company may recover, solely through an action brought by the Company and approved by the Company Board in its sole and absolute discretion, damages from Parent and Merger Sub, if (and to the extent) Parent or Merger Sub has willfully breached this Agreement, in which event such damages recoverable by the Company shall not be limited to expenses or out-of-pocket costs of the Company, but may include, only to the extent proven and otherwise available under applicable Israeli Law under the circumstances, the benefit of the bargain lost by the Company Shareholders, which shall be deemed in such event to be damages of the Company and not of the Company Shareholders. Any damages recovered in any such action brought by the Company may be retained by the Company for any corporate purpose or distributed to the Company Shareholders as the Company Board determines in its sole and absolute discretion.

(b)       The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that, notwithstanding anything else herein to the contrary, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, on behalf of themselves, shall be entitled to specific performance and other equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other party or parties (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party or parties under this Agreement (including the parties’ obligations to consummate the Merger and Parent’s obligation to pay, and the right of the Company Shareholders to receive, the Merger Consideration), without proof of actual damages and in addition to any other remedy to which they are entitled at Law or in equity. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedies.

Section 10.8       Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction; provided that provisions related to the definition or occurrence of a Company Material Adverse Effect will be governed by the laws of the state of Delaware. It is understood and agreed that, except as expressly provided elsewhere in the Agreement, the Company, the Company Board and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the

Company and the Company Board the Law applicable to corporations incorporated in Delaware for purposes of making the determinations relating to the definition of Company Material Adverse Effect for purposes of this Agreement, and that references to “Company Material Adverse Effect” shall, for purposes of this Agreement, include reference to such Delaware Law.

Section 10.9       Consent to Jurisdiction.

(a)       Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)       Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10       Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

Section 10.11       Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

FRUTAROM LTD.

By:	/s/Ori Yehudai

Name:	Ori Yehudai

Title:	President and Chief Executive Officer

FRUTAROM TECH LTD.

By:	/s/ Yoni Glickman

Name:	Yoni Glickman

Title:	Director

[Signature Page to Agreement and Plan of Merger]

Enzymotec Ltd.

By:	/s/ Steve Dubin

Name:	Steve Dubin

Title:	Chairman

[Signature Page to Agreement and Plan of Merger]